UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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Central Vermont Public Service Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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ROBERT H. YOUNG
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

March 28, 2008

Dear Stockholders:

It is my pleasure to invite you to attend the Annual Meeting of Stockholders of Central Vermont Public Service Corporation at 10:00 a.m. on Tuesday, May 6, 2008 at the CVPS/Leahy Community Health Education Center, 160 Allen Street, Rutland, Vermont. Stockholders will be admitted beginning at 9:00 a.m. For your reference, a map of the area is provided on the back cover of this Proxy Statement.

Whether or not you plan to attend, we encourage you to vote your shares using one of the following methods: (1) vote through the Internet at the Website shown on the proxy card; (2) vote by telephone using the toll-free telephone number shown on the proxy card; or (3) mark, date, sign, and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose.

If your shares are held in the name of a bank, trust, broker or other nominee and you plan to attend the Annual Meeting, please bring proof of share ownership. **No matter how many shares you own, your vote is important**. Please vote promptly to ensure your vote is represented at the Annual Meeting.

Thank you for your support of Central Vermont.

Sincerely,

ROBERT H. YOUNG
President and
Chief Executive Officer

TABLE OF CONTENTS

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
77 Grove Street
Rutland, Vermont 05701

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE: Tuesday, May 6, 2008

TIME: 10:00 a.m., local time

PLACE: CVPS/Leahy Community Health Education Center
160 Allen Street
Rutland, VT 05701

ITEMS OF BUSINESS:

1. To elect two directors for a term of three years;

2. To approve amendments to the 2002 Long-Term Incentive Plan;

3. To ratify the appointment of Deloitte & Touche LLP as independent registered public accountants to audit Central Vermont Public Service Corporation's ("Central Vermont" or the "Company") financial statements for the fiscal year ending December 31, 2008;

4. To vote on a stockholder proposal regarding declassification of the Board of Directors; and

5. To act upon any matters incidental to or in furtherance of the foregoing and upon any matters which may properly come before the meeting or at any adjournments thereof.

RECORD DATE: Holders of Central Vermont's Common Stock of record at the close of business on February 28, 2008 are entitled to vote at the meeting and any adjournment thereof.

ANNUAL REPORT: Central Vermont's 2007 Annual Report, which is NOT a part of the proxy soliciting materials, accompanies the Proxy Statement.

PROXY VOTING: It is important that your shares be represented and voted at the meeting. You may vote your shares by completing and returning the proxy card sent to you. Most owners may also vote their shares over the Internet or by telephone as described on the enclosed proxy card. You may revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying Proxy Statement.

By Order of the Board of Directors

Dale Rocheleau

Rutland, Vermont
March 28, 2008

Dale A. Rocheleau
Senior Vice President, General Counsel and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 6, 2008:

This Proxy Statement and our Annual Report are available on the
Investor Relations page of our Website at www.cvps.com.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
77 Grove Street
Rutland, Vermont 05701

March 28, 2008

PROXY STATEMENT

The Board of Directors (the "Board") of Central Vermont Public Service Corporation ("Central Vermont" which may be referred to as we, us, our, or the Company) is soliciting your proxy for the Annual Meeting of Stockholders to be held at the CVPS/Leahy Community Health Education Center, 160 Allen Street, Rutland, Vermont at 10:00 a.m. on Tuesday, May 6, 2008, and at any adjournments thereof (the "Annual Meeting").

Proxies in the accompanying form, unless previously revoked, will be voted as directed by the stockholders giving such proxy. If no direction is given, proxies will be voted: FOR the approval of the amendments to the 2002 Long-Term Incentive Plan; FOR the election, as directors, of the two nominees listed on the proxy; FOR the ratification of independent registered public accountants; in the same proportion of votes FOR and AGAINST as shares voted by stockholders who have cast a vote or have provided direction; and, at the discretion of the proxyholder(s) upon any matters incidental to or in furtherance of the foregoing and upon any matters which may properly come before the Annual Meeting or at any adjournments thereof.

Cost of Proxy Solicitation

We will bear the cost of solicitation. Officers or other employees or representatives of the Company may solicit proxies on behalf of the Company in person, by telephone, by facsimile, or other electronic means. These individuals will receive no additional compensation for these solicitation services. In addition, we have engaged Morrow & Co. to assist in the solicitation of proxies. The estimated fee for such services is $6,000 plus reimbursement of reasonable out-of-pocket expenses.

In accordance with regulations of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"), we will reimburse banks, brokers and other similar agents or fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of Common Stock as of the record date.

A copy of the Annual Report of Central Vermont containing its audited financial statements for year 2007 accompanies this Proxy Statement. The Annual Report is not part of this Proxy Statement.

This Proxy Statement and form of proxy were first sent to stockholders on or about the date of this Proxy Statement.

VOTING PROCEDURES

Methods of Voting

All stockholders of record may vote by mail, telephone, or via the Internet. Stockholders who hold their shares through a bank or broker can vote by telephone or via the Internet if the bank or broker offers these options. Please see your proxy card for specific voting instructions.

If your shares are registered in the name of a broker, trust, bank or other nominee, you will need to bring a legal proxy or a letter from that broker, trust, bank or other nominee that confirms that you are the beneficial owner of those shares.

Employee Savings and Investment Plan Participants

If you are a participant in the Central Vermont Public Service Corporation Employee Savings and Investment Plan ("401(k) Plan"), a proxy card has been provided to allow you to direct the trustee of the 401(k) Plan how to vote any shares attributable to your individual account under the 401(k) Plan. The trustee will vote such shares as directed by participants in the 401(k) Plan.

Revoking a Proxy

Any proxy may be revoked by written notice delivered to the Corporate Secretary, by voting again by telephone or over the Internet, by a duly executed proxy bearing a later date delivered to the Corporate Secretary at any time before it is exercised, or by attending the Annual Meeting and voting in person. The execution of a proxy will not affect a stockholder's right to attend the Annual Meeting and vote in person, and attendance at the Annual Meeting will not, by itself, revoke a proxy.

Quorum

The presence in person or by proxy of the holders of a majority of the shares outstanding on the record date is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes are included in determining the number of shares present or represented at the Annual Meeting for purposes of determining whether a quorum exists. Broker non-votes occur when a broker nominee does not vote on one or more matters at the meeting because it has not received voting instructions from the beneficial owner and under NYSE rules does not have discretionary authority to vote on such matter.

Vote Required

In accordance with SEC rules, boxes and a blank space are provided on the proxy card for stockholders to designate whether they wish to vote "FOR" or to "WITHHOLD AUTHORITY" to vote for one or more of the nominees for director. The affirmative vote of a plurality of the votes cast by the shares entitled to vote in the election is required for the election of directors. Votes to "WITHHOLD AUTHORITY" are not counted for purposes of the election of directors.

Under NYSE rules, the amendments to the 2002 Long-Term Incentive Plan will be approved by stockholders if approved by a majority of the votes cast on the proposal in person or by proxy, provided that the total votes cast on the proposal represents more than 50% of all shares entitled to vote on the matter at the Annual Meeting. Abstentions will be counted in determining whether the votes cast represent 50% of the shares entitled to vote at the Annual Meeting and are considered "votes cast" on the proposal and thus will have the effect of a vote "Against" the proposal. Broker non-votes, on the other hand, are not considered "votes cast" and, therefore, will have no effect on the vote in connection with the proposal and will not be included in determining the total votes cast on that matter. However, if at least 50% of the outstanding shares of Common Stock are not voted on the proposal, broker non-votes could have the effect of a vote "Against" the proposal.

The adoption of the stockholder proposal will be approved by stockholders if approved by a majority of the votes cast on the stockholder proposal in person or by proxy. Abstentions are considered "votes cast" on the proposal and thus will have the effect of a vote "Against" the proposal. Broker non-votes, on the other hand, are not considered "votes cast" and, therefore, will have no effect on the vote in connection with the stockholder proposal.

Stockholders Entitled to Vote

The Board has fixed February 28, 2008, as the record date for determination of stockholders entitled to notice of and to vote at the meeting. On that date there were 10,274,607 shares of Common Stock, $6 Par Value, issued and outstanding. Each share of Common Stock is entitled to one vote.

OTHER MATTERS

The only business to be presented at the meeting, by any persons, of which the Company is aware is that which is specified in the Notice of Meeting, and any action in connection with or for the purpose of effecting the same. If any other matters properly and legally come before the meeting, the persons named as proxies will vote upon them in accordance with their best judgment. The proxies have no knowledge of any such other matters which may be so presented for action at the meeting.

Electronic Access of Documents

This document is available on the Investor Relations page of our Website at www.cvps.com. The Company's Website at www.cvps.com/AboutUs/CorpGov.shtml contains the following documents: Charters of the Audit, Compensation, and Corporate Governance Committees; Corporate Governance Guidelines; Director Selection Search Protocol; and, Corporate Ethics and Conflict of Interest Policy which includes an anonymous complaint process relating to accounting, internal accounting controls, or auditing matters.

We will provide any stockholder with a copy of the referenced documents without charge, upon written request to the Assistant Corporate Secretary at 77 Grove Street, Rutland, Vermont 05701.

2009 ANNUAL MEETING - STOCKHOLDER COMMUNICATIONS/PROPOSALS

The Corporate Secretary must receive stockholder proposals no later than November 28, 2008 to be considered for inclusion in Central Vermont's 2009 proxy materials. Additionally, the Company's advance notice By-law provisions require that any stockholder proposal to be presented from the floor of the 2009 Annual Meeting must be received by the Corporate Secretary, at the Company's principal executive offices, no later than January 27, 2009 and not before December 28, 2008. Also, such proposal must be, under law, an appropriate subject for stockholder action in order to be brought before the meeting.

Stockholders who are not presenting a proposal for inclusion in the proxy statement, but who wish to communicate directly with non-management directors, may direct written communications to the address listed in the section entitled "Communication to the Board" on page 17.

ITEM 1 - ELECTION OF DIRECTORS

Our Articles of Incorporation and By-laws provide for the division of the Board into three classes as nearly equal in number as possible, having staggered terms of office. In accordance with our By-laws, the Board has fixed at nine (9) the number of directors for the year 2008-2009, effective as of the Annual Meeting.

Following the recommendation of the Corporate Governance Committee, our Board has nominated Douglas J. Wacek and Robert H. Young for election at this Annual Meeting to serve as directors for a three-year term. Both nominees have previously been elected by Central Vermont's stockholders.

Unless otherwise instructed, the persons named as proxies will vote all proxies received FOR the election of the two nominees as indicated in the table below. Each of the nominees has consented to serve as a director if elected. If prior to the Annual Meeting any nominee should become unable to serve, the shares represented by properly signed and returned proxy cards or voted by telephone or Internet will be voted for such other person(s) as the present Board shall determine or the Board may determine to leave the vacancy temporarily unfilled.

Certain information, including age, principal occupation, public company directorships, and business experience during the past five years, regarding the directors and nominees for director is set forth below.

Unless otherwise indicated, the principal occupation of the directors or nominees for director has been the same for the past five years.

	Director Since

Nominees whose terms will expire in year 2011:

Douglas J. Wacek (56) President and Chief Executive Officer, Union Mutual of Vermont Companies since May 2001.　　2006

Robert H. Young (60) President and Chief Executive Officer of the Company since 1995. Mr. Young serves as Chair, President, and Chief Executive Officer of CVPS - East Barnet Hydroelectric, Inc., Catamount Resources Corporation, Custom Investment Corporation, and Eversant Corporation, Central Vermont subsidiaries. Mr. Young also serves as Chair of Vermont Yankee Nuclear Power Corporation and The Home Service Store, Inc., an affiliate of Central Vermont's wholly owned subsidiary, Eversant Corporation, and as a Director of Vermont Electric Power Company, Inc. and Vermont Electric Transmission Company, Inc., Central Vermont affiliates. He also serves as a Director of The Chittenden Bank.　　1995

Directors whose terms will expire in year 2010:

Bruce M. Lisman (60) Senior Managing Director, The Bear Stearns Companies Inc., since 1984. Mr. Lisman also serves as a Director of National Life Group; Merchants Bancshares; and, Bear Stearns and Company, Inc.　　2004

Janice L. Scites (57) Chief Executive Officer, MSO, Inc. (a property and casualty rating/service bureau - insurance) since December 2007; President, Scites Associates, Inc. (a technology and business consulting firm) since January 2001. Ms. Scites also serves as a Director of The Home Service Store, Inc., an affiliate of Central Vermont's wholly owned subsidiary, Eversant Corporation.　　1998

William J. Stenger (59) President and Chief Operating Officer of Jay Peak Ski and Summer Resort since April 1985.　　2006

Directors whose terms will expire in year 2009:

Robert L. Barnett (67) Retired Executive Vice President, Motorola, Inc. (communications equipment) from January 2003 to December 2004. Mr. Barnett also serves as a Director of Johnson Controls, Inc. and USG Corporation.　　1996

Robert G. Clarke (57) Chancellor, Vermont State Colleges since June 2000. Mr. Clarke also serves as Chair of Vermont Electric Power Company, Inc. and Vermont Electric Transmission Company, Central Vermont affiliates. He also serves as a Director of TD Banknorth, N.A., TD Banknorth Group, Inc., and TD Bank USA, Inc.　　1997

Mary Alice McKenzie (50) Executive Director, Boys & Girls Club of Burlington since May 2007; Of Counsel, Paul Frank & Collins, PC from December 2005 to May 2007; Vice President and General Counsel, Vermont State Colleges, from August 2001 to December 2005. Ms. McKenzie also serves as a Director of The Home Service Store, Inc., an affiliate of Central Vermont's wholly owned subsidiary, Eversant Corporation and Vermont Electric Power Company, Inc., a Central Vermont affiliate.　　1992

William R. Sayre (57) President of Duncan Hermanson Corporation, a real estate investment company since January 1989. Mr. Sayre also serves as a Director of Vermont Electric Power Company, Inc., a Central Vermont affiliate.　　2006

The election of a director requires the affirmative vote of a plurality (nominees receiving the greatest number of votes will be elected at a meeting at which a quorum is present) of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

The Board recommends that you vote "FOR" Item 1 relating to the election of directors.

4

ITEM 2 - AMENDMENTS TO THE 2002 LONG-TERM INCENTIVE PLAN

The Board of Directors amended and restated the 2002 Long-Term Incentive Plan and renamed it the Omnibus Stock Plan (the "*Plan*") on October 30, 2007, subject to approval by the stockholders of the Company at the Annual Meeting and authorization from the Vermont Public Service Board ("*VPSB*"). This proposal amends and restates the 2002 Long-Term Incentive Plan to add 100,000 additional shares to be issued under the Plan for a total of 450,000 shares as well as revise the Plan to conform to certain other regulatory changes. The Company's stockholders are now requested to approve adoption of the amendments to the Plan.

New Plan Benefits

As of December 31, 2007, performance shares have been awarded under the Plan as more particularly discussed in the Outstanding Equity Awards at Fiscal Year-End 2007 Table, footnote 5(ii) on page 49. Under the Company's performance plans, contingent performance units have been approved for the 2008-2010 Performance Cycle to current executive officers and shares of Common Stock under the Plan may be paid out or awarded at a future date to fund any payments due under the performance plans. The future benefits or amounts that would be received by executive officers under the performance plans are under the existing performance cycle and future grants are under the discretion of the Compensation Committee and are therefore not determinable. Director stock retainers are expected to be issued in April and October 2008 as described under Director Compensation on page 27.

Purpose of the Plan

In order to attract, retain, and motivate talented executive officers, employees, and non-employee directors who will exert their best efforts and work toward the long-term best interests of the Company and its subsidiaries, the Board of Directors has adopted, and amended subject to stockholder approval and VPSB authorization, the Plan. The Plan is intended to strongly ally the interests of Company management with that of stockholders and provide significant incentives for management to increase stockholder value. The Plan is an amendment to the 2002 Long-Term Incentive Plan and supplements the 1997 Stock Option Plan for Key Employees and the 2000 Stock Option Plan for Key Employees.

The Plan is designed to be an omnibus plan allowing the Company to grant a wide range of compensatory stock awards including stock options, stock appreciation rights, restricted stock and performance units. The Plan is intended to encourage stock ownership by recipients.

Description of the Plan

General. The following is a general description of certain features of the Plan and is qualified in its entirety by reference to the Plan, which is attached as Schedule A. Subject to adjustment as provided in the Plan, the number of shares of Common Stock issued, plus the amount of shares of Common Stock covered by outstanding awards granted under the Plan, shall not in the aggregate exceed a total of 450,000 shares.

In addition, subject to adjustment as provided in the Plan, no individual participant may receive in any calendar year (a) awards of stock options or stock appreciation rights covering in excess of 100,000 shares of Common Stock, (b) awards of restricted shares exceeding 70,000 shares of Common Stock or (c) awards of performance units exceeding 50,000 shares of Common Stock or the Fair Market Value ("FMV"), defined as the average of the high and low trading prices reported on the NYSE composite tape on the date specified, of such shares on the grant date.

Eligibility. Executive officers, employees, and non-employee directors are eligible to receive benefits under the Plan as selected by the Board of Directors' Compensation Committee (the "*Committee*").

Terms of Awards under the Plan.

The Plan authorizes the granting of stock options, stock appreciation rights, restricted shares and performance units. All awards will be evidenced by an award agreement between the Company and the individual participant and approved by the Committee. At the discretion of the Committee, an eligible participant may receive awards from one or more of the categories listed (and described in further detail below), and more than one award may be granted to an eligible participant. The terms applicable to these various types of awards are set forth in detail in the Plan.

Stock Options. The Committee may grant options that entitle the optionee to purchase shares of Common Stock at a price not less than the FMV per share of Common Stock on the date of grant. The option price is payable at the time of exercise (i) in cash or cash equivalents, or (ii) if permitted by the Committee, by the transfer to the Company of shares of Common Stock that are already owned by the optionee for at least 6 months and have a value at the time of exercise equal to the option price or (iii) in some other form acceptable to the Committee. No option will provide for the resetting of its exercise price or for cancellation and reissuance. Stock options granted under the Plan shall not constitute "Incentive Stock Options" within the meaning of Codes Section 422.

Stock Appreciation Rights. A stock appreciation right ("*SAR*") entitles a participant to receive, upon exercise, an amount equal to (a) the excess of (i) the FMV on the exercise date of a share of Common Stock, over (ii) the FMV of a share of Common stock on the date the SAR was granted, multiplied by (b) the number of shares of Common Stock for which the SAR has been exercised. SARs granted under the Plan may be either freestanding or granted in tandem with stock options. If a SAR is granted in tandem with a stock option, the exercise of the stock option or the related SAR will result in the cancellation of the related stock option or SAR to the extent of the number of shares in respect of which such stock option of SAR has been exercised. A freestanding SAR must specify the conditions that must be met before the SAR becomes exercisable. The Plan does not allow the granting of "*discounted SARs*."

Restricted Shares. An award of restricted shares involves the immediate transfer by the Company to a participant of ownership of the specific number of shares of Common Stock in consideration for the performance of services or, to the extent determined by the Committee, the achievement of certain performance criteria. The restricted shares only become unrestricted in accordance with the conditions and vesting schedule, if any, provided in the relevant award agreement. The Committee may grant fully vested and nonforfeitable restricted shares. A participant may not sell or otherwise dispose of restricted shares until the conditions imposed by the Committee with respect to such shares have been satisfied. The participant is entitled immediately to voting and dividend rights in the shares.

Performance Units. Performance Units (with each unit representing a monetary amount or such amount represented in shares of Common Stock as designated in advance by the Committee in the relevant award agreement) are awards which may be granted to participants alone or in addition to any other awards under the Plan. Participants receiving performance unit grants will only earn such units if the Company and/or the participant achieve certain performance goals during a designated performance period. The Committee will establish such performance goals which may be based upon: relative total shareholder return, return on assets, return on equity, return on capital employed, customer service and reliability standards set forth by the Company's Board, customer satisfaction, safety goals, comparisons to peer companies, earnings per share, net income, and/or cash flow. The performance criteria shall have any reasonable definitions that the Committee may specify, which may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items, effects of accounting changes, effects of currency fluctuations, effects of regulatory changes, effects of financing activities, expenses for restructuring or productivity initiatives, non-operating items, acquisition expenses (e.g., pooling of interests), and effects of divestitures. The participant may forfeit such units in the event the performance goals are not met. If all or a portion of a performance unit is earned, payment of the designated value thereof will be made in cash, in unrestricted Common Stock or in restricted shares or in any combination thereof, as provided in the relevant award agreement.

In addition, the Committee may grant or condition vesting of other awards under the Plan (e.g., restricted shares) upon the satisfaction of the performance goals listed above.

Adjustments. If (i) shares of Common Stock granted under the Plan are subdivided or combined into a greater or smaller number of shares or if the Company issues any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to shares of Common Stock, the number of shares of Common Stock deliverable upon the exercise of a stock option or acceptance of a stock grant will be appropriately increased or decreased proportionately, and appropriate adjustments will be made to reflect such events.

Corporate Transactions. If the Company is consolidated with or acquired by another entity in a merger or sale of all or substantially all of the Company's assets other than a transaction to merely change the state of incorporation (a "*Corporate Transaction*"), the Committee or the board of directors of any entity assuming the obligations of the Company hereunder (the "*Successor Board*"), shall, as to outstanding stock options, either (i) make appropriate provision for the continuation of stock options by substituting on an equitable basis for the shares then subject to such stock options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) upon written notice to the participants, provide that all stock options must be exercised within a specified number of days of the date of such notice at the end of which period the stock options shall terminate; or (iii) terminate all stock options in exchange for a cash payment equal to the excess of the FMV of the shares subject to such stock options (either (a) to the extent then exercisable or, (b) at the discretion of the Committee, all stock options) over the exercise price. With respect to outstanding stock grants, the Committee or the Successor Board, shall either (i) substitute either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) terminate all stock grants in exchange for a cash payment equal to the excess of the FMV of the shares over their purchase price, if any. In addition, in the event of a Corporate Transaction, the Committee may waive any or all Company repurchase rights with respect to outstanding stock grants.

Recapitalization or Reorganization. In the event of a recapitalization or reorganization of the Company, other than a Corporate Transaction, pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a participant upon exercising a stock option or accepting a stock grant after the recapitalization or reorganization will be entitled to receive for the purchase price paid, upon the exercise or acceptance, the number of replacement securities which would have been received if such stock option had been exercised or stock grant accepted prior to such recapitalization or reorganization.

Administration and Amendment

The Plan shall be administered by the Compensation Committee of the Board of Directors which has authority to amend any provision of the Plan, except no amendment shall (a) materially adversely affect a participant's rights under an outstanding award without that participant's consent, (b) cause the Plan not to comply with Section 162(m) of the Internal Revenue Code or with the Securities Exchange Act of 1934 or (c) increase the number of shares of Common Stock available for awards under the Plan without stockholder approval.

The Plan will terminate on May 8, 2012. Any benefits granted prior to such date may extend beyond that date.

Certain Federal Income Tax Consequences of the Plan

The following is a brief and general summary of some United States federal income tax consequences applicable to the Plan. The summary does not reflect any provisions of the income tax laws of any state, local or foreign taxing jurisdiction. Because the tax consequences of events and transactions under the Plan depend upon various factors, including an individual's own tax status, each participant who receives an award under the Plan should consult a tax advisor.

Stock Options. In general, upon the grant of a stock option (which is not intended to qualify as an "*incentive stock option*" under Section 422 of the Internal Revenue Code (a "*nonqualified stock option*")), an optionee will not recognize any income. At the time a nonqualified stock option is exercised, the optionee will recognize compensation taxable as ordinary income, and the Company generally will be entitled to a deduction (subject to the provisions of Section 162(m) of the Code discussed below under the caption "*Limits on Deductions*"), in an amount equal to the difference between the FMV on the exercise date of the shares acquired pursuant to such exercise and the option exercise price. Upon a subsequent disposition of the shares, the optionee will recognize long- or short-term capital gain or loss, depending upon the holding period of the shares. For purposes of determining the amount of such gain or loss, the optionee's tax basis in the shares will be the FMV of such shares on the exercise date.

Effect of Share-for-Share Exercise. If an optionee elects to tender shares of Common Stock in partial or full payment of the option price for shares to be acquired through the exercise of an option, generally the optionee will not recognize any gain or loss on such tendered shares, provided that the number of shares received do not exceed the number of shares tendered. In such case, the tax basis of the shares received will equal the tax basis of the shares that were tendered.. However, if the number of shares received does exceed the number that were tendered, the optionee will have ordinary compensation income in an amount equal to the FMV of the additional shares and the tax basis in those additional shares will equal the amount of income required to be recognized.

If the optionee tenders shares upon the exercise of a nonqualified stock option, the optionee will recognize compensation taxable as ordinary income and the Company generally will be entitled to a deduction (subject to the provisions of Section 162(m) of the Code discussed below under the caption "*Limits on Deductions*") in an amount equal only to the FMV of the number of shares received by the optionee upon exercise which is in excess of the number of tendered shares, less any cash paid by the optionee.

Restricted Shares. A participant will not recognize any income upon the award of restricted shares unless the participant makes an election under Section 83(b) of the Code in respect of such grant, as described below. Unless a participant has made an election under Section 83(b) of the Code in respect of any restricted shares, any dividends received by the participant with respect to restricted shares prior to the date the participant recognizes income with respect to such award (as described below) must be treated by the participant as compensation taxable as ordinary income, and the Company will be entitled to a deduction, in an amount equal to the amount of ordinary income recognized by the participant. After the terms and conditions applicable to the restricted shares are satisfied, or if the participant has made an election under Section 83(b) of the Code in respect of the restricted shares, any dividends received by the participant in respect of such award will be treated as a dividend taxable as ordinary income, and the Company will not be entitled to a deduction in respect of any such dividend payment.

Unless the participant has made an election under Section 83(b) of the Code (as described below), at the time the terms and conditions applicable to the restricted shares are satisfied, a participant will recognize compensation taxable as ordinary income, and the Company generally will be entitled to a deduction, in an amount equal to the then FMV of the shares of Common Stock for which the terms and conditions applicable to the restricted share award have been satisfied. The participant's tax basis for any such shares of Common Stock would be the FMV on the date such terms and conditions are satisfied.

A participant may irrevocably elect under Section 83(b) of the Code to recognize compensation taxable as ordinary income, and the Company will be entitled to a corresponding deduction, in an amount equal to the FMV of such restricted shares (determined without regard to any restrictions thereon) on the date of grant. Such an election must be made by the participant not later than 30 days after the date of grant. If such an election is made, no income would be recognized by the participant (and the Company will not be entitled to a corresponding deduction) at the time the applicable terms and conditions are satisfied. The participant's tax basis for the restricted shares received and for any shares of Common Stock subsequently held in respect thereof would be the FMV of the restricted shares (determined without regard to any restrictions thereon) on the date of grant. If a participant makes such an election and subsequently all or part of the award is forfeited, the participant will not be entitled to a deduction as a result of such forfeiture.

The holding period for capital gain or loss purposes in respect of the Common Stock underlying an award of restricted shares shall commence when the terms and conditions applicable to the restricted shares are satisfied, unless the participant makes a timely election under Section 83(b) of the Code. In such case, the holding period will commence immediately after the grant of such restricted shares.

Performance Units. A participant will not recognize any income upon the grant of a performance unit. If the performance goals applicable to the performance unit are achieved during the applicable performance period and such performance units are earned, a participant will recognize compensation taxable as ordinary income when he or she receives payment with respect to such performance unit, and at such time the Company will be entitled to a deduction equal to the amount of cash or the then FMV of unrestricted Common Stock received by the participant in payment of the performance units. The participant's tax basis for any such shares of Common Stock would be the FMV on the date such unrestricted shares are transferred to the participant. If all or a portion of the performance units are paid in restricted shares, see "*Restricted Shares*" above for a discussion of the applicable tax treatment.

Limits on Deductions. Under Section 162(m) of the Code, the amount of compensation paid to the chief executive officer and the four other most highly paid executive officers of the Company in the year for which a deduction is claimed by the Company (including its subsidiaries) is limited to $1,000,000 per person in any year, except that qualified performance-based compensation will be excluded for purposes of calculating the amount of compensation subject to this $1,000,000 limitation. The ability of the Company to claim a deduction for compensation paid to any other executive officer or employee of the Company (including its subsidiaries) is not affected by this provision.

The Company has structured the Plan so that the Company may claim a deduction in connection with (i) the exercise of non-qualified stock options and/or SARs, and (ii) the payment of any performance units, provided that, in each case, the requirements imposed on qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder are satisfied with respect to such awards. Because restricted share awards under the Plan are not generally deemed to be qualified performance-based compensation under Section 162(m) of the Code, amounts for which the Company may claim a deduction upon the lapse of any restrictions on such restricted share awards may be subject to the limitations on deductibility under Section 162(m).

Additional Information. The recognition by an employee of compensation income with respect to a grant or an award under the Plan will be subject to withholding for federal income and employment tax purposes. If an employee, to the extent permitted by the terms of a grant or award under the Plan, uses shares of Common Stock to satisfy the federal income and employment tax withholding obligation, or any similar withholding obligation for state and local tax obligations, the employee will recognize a capital gain or loss, short-term or long-term, depending on the tax basis and holding period for such shares of Common Stock.

If the provisions of the Plan relating to a Change-In-Control become applicable, certain compensation payments or other benefits received by "*disqualified individuals*" (as defined in Section 280G(c) of the Code) under the Plan or otherwise may cause or result in "*excess parachute payments*" (as defined in Section 280G(b)(I) of the Code). Pursuant to Section 280G of the Code, any amount that constitutes an excess parachute payment is not deductible by the Company. In addition, Section 4999 of the Code generally imposes a 20% excise tax on the amount of any such excess parachute payment received by such a disqualified individual, and any such excess parachute payments will not be deductible by the Company (or a subsidiary).

EQUITY COMPENSATION PLAN BENEFIT INFORMATION

Securities authorized for issuance under our Equity Compensation Plans are shown in the table below. Column (a) does not include restricted stock or performance share grants.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
1997 Stock Option Plan for Key Employees	132,458	$ 15.43	-
2000 Stock Option Plan for Key Employees	190,680	$ 16.51	-
2002 Long-Term Incentive Plan	122,869	$ 20.30	73,843
Total	**446,007**	**$ 17.23**	**73,843**

The amendments to the 2002 Long-Term Incentive Plan will be approved by stockholders if approved by a majority of the votes cast on the proposal in person or by proxy, provided that the total votes cast on the proposal represents more than 50% of all shares entitled to vote on the matter at the Annual Meeting.

The Board of Directors recommends a vote FOR approval of this proposal. If not otherwise specified, proxies will be voted FOR Item 2.

ITEM 3 - RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee, which is comprised entirely of independent directors, is recommending ratification of its appointment of Deloitte & Touche LLP ("D&T") as the independent registered public accounting firm for Central Vermont to audit its consolidated financial statements for 2008 and to perform audit-related services, including review of our quarterly interim financial information and periodic reports and registration statements filed with the SEC and consultation in connection with various accounting and financial reporting matters. If the stockholders do not ratify, the Audit Committee will take such determination into account in its future selection of independent registered public accountants.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On February 24, 2008 the Audit Committee made a determination to engage D&T to serve as the Company's independent registered public accountants for the 2008 calendar year.

The firm of D&T, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for 2007. They have served as the Company's independent registered public accountants since July 22, 2002. Representatives of D&T are expected to be present at the Annual Meeting, to be available to respond to appropriate questions, and to have the opportunity to make a statement if they so desire.

Ratification of the appointment of the independent registered public accounting firm for fiscal 2008 requires the affirmative vote of holders of a majority of the votes cast on the proposal in person or by proxy and entitled to vote at the Annual Meeting. Abstentions are deemed votes cast and would have the same effect as a vote against ratification.

The Board recommends that you vote "FOR" Item 3 relating to the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for Central Vermont for the fiscal year ending 2008.

ITEM 4 - STOCKHOLDER PROPOSAL REQUESTING THE
BOARD OF DIRECTORS TAKE STEPS TO DECLASSIFY

The Company has been advised that Mr. Gerald R. Armstrong, 820 Sixteenth Street, No. 705, Denver, Colorado 80202-3227, intends to submit the following proposal for consideration at the Annual Meeting. Upon request, the Company will provide the number of shares held by Mr. Armstrong.

Stockholder Proposal

"That the shareholders of Central Vermont Public Service Corporation request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors."

Stockholder Statement

"The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

U. S. Bancorp, Associated Banc-Corp, Piper-Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communications International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Illsley Corporation, and Wintrust Financial, Inc. are among the corporations electing directors annually because of the efforts of the proponent.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal."

Management Discussion

Since its incorporation in 1929, Central Vermont has been governed by its Board of Directors. Since 1987 the Board has been classified into three classes, with each director in a class standing for election by the stockholders, and, when elected, then serving a three year term. Generally, over the last five years, nominee directors have received the affirmative vote of at least 83% of the votes cast by stockholders.

The Board recognizes that arguments exist both in support of and in opposition to the declassification of the Board of Directors. In recognition of this atmosphere, the Board recommends neither a "for" nor "against" vote on this proposal. For your consideration, some of the advantages and disadvantages to declassifying the Board of Directors are presented below.

Among the arguments presented in support of declassifying a board of directors is the belief that a classified board limits the ability of stockholders to evaluate and to elect each director annually. The election of directors by classes may minimize accountability and preclude the full exercise of the rights of stockholders to approve or disapprove annually the performance of a director or directors. Further, since only a portion of the board of directors is elected annually, the retention of a classified board structure could potentially infringe upon the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest. In addition, investor services such as Institutional Shareholder Services ("ISS") increasingly favor requiring annual elections for all directors. Stockholder proposals recommending annual elections received, on average, 69% of the vote in the first half of 2007, according to ISS. ISS also found that the prevalence of classified boards among S&P 500 companies has fallen dramatically in recent years, putting companies with classified boards in the minority.

Arguments exist in support of a classified board. Among these is the belief that a classified board is able to maintain accountability to stockholders while promoting continuity and stability in the board's business strategies and policies. To maintain accountability, stockholders retain the opportunity each year to vote on a certain portion of the members of the board of directors. Concurrently, however, the staggered terms served by the directors help ensure that a sizable portion of the board will have had prior experience and familiarity with the Company's business, which is beneficial for long-term strategic planning. In addition, a classified board may also reduce the Company's vulnerability to certain takeover tactics and encourages potential acquirers to enter into arm's length negotiations with experienced directors as opposed to a few large stockholders. The ability to resist abusive takeover tactics may assist in allowing the board of directors to consider how best to preserve the Company's long-term value to stockholders as well as its relationships with its customers and employees.

Approval of the stockholder proposal requesting the Board of Directors to take steps to declassify the Board requires the affirmative vote of a majority of the votes cast on the stockholder proposal in person or by proxy at the Annual Meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on a review of the copies of such reports prepared and filed with the SEC during 2007 by the executive officers and directors, and on written representations that no other reports were required, the Company believes its directors and executive officers have complied with all Section 16(a) filing requirements, with the exception of one report covering one transaction. In 2007, Mr. Joseph M. Kraus, a named executive officer, inadvertently failed to file a Form 4 report with the SEC on a timely basis. Mr. Kraus sold 1,000 shares of Common Stock of the Company which he beneficially owned on November 7, 2007 and filed with the SEC on November 13, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Management

The following table sets forth the number of shares of Common Stock beneficially owned by:

· each director;
· each nominee for director;
· each of the named executive officers in the Summary Compensation Table; and
· all the directors, nominees for director, and executive officers as a group as of January 31, 2008.

Name	Total Number of Shares Beneficially Owned (1)	Number of Shares Owned (2) (3)		Stock Options Granted	Percent of Class
Robert L. Barnett	18,090	15,590		2,500	(1)
Frederic H. Bertrand *	16,885	16,885	(4)	0	(1)
Janice B. Case *	4,454	4,454		0	(1)
Robert G. Clarke	16,508	11,508	(5)	5,000	(1)
Joan F. Gamble	30,229	3,752		26,477	(1)
Pamela J. Keefe	1,000	1,000		0	(1)
Joseph M. Kraus	65,337	22,373		42,964	(1)
Bruce M. Lisman	8,618	3,618		5,000	(1)
Mary Alice McKenzie	7,678	7,678		0	(1)
Dale A. Rocheleau	22,182	3,078		19,104	(1)
William R. Sayre	1,453	1,453		0	(1)
Janice L. Scites	6,993	6,993		0	(1)
William J. Stenger	601	601		0	(1)
Douglas J. Wacek	1,978	1,978	(6)	0	(1)
Robert H. Young	368,111	59,426	(7)	308,685	3.6%
All current directors, nominees, and executive officers (15)	586,085	145,078	**(8)**	441,007	5.7%

No director, nominee for director, or executive officer owns any shares of the various classes of the Company's outstanding non-voting Preferred Stock.

No director, nominee for director, or executive officer has pledged company stock as security.

* Mr. Bertrand retired from the Board in May 2007 and Mrs. Case resigned from the Board in December 2007. Their aggregate shares have not been included in the total number of shares reported for all directors, nominees, and executive officers.

_____

(1) No director, nominee for director, or executive officer owns beneficially in excess of 1% of the outstanding Common Stock, except for Robert H. Young. Except as otherwise indicated in the footnotes to the table, each of the named individuals possesses sole voting and investment power over the shares listed. Percentages are based on 10,263,266 total shares outstanding on January 31, 2008.

(2) Includes 6,190 shares awarded as part of the director's annual retainer under the Restricted Stock Plan for Non-employee Directors and Key Employees ("Restricted Plan") and under the 2002 Long-Term Incentive Plan ("2002 Plan"), for each of Messrs. Barnett and Clarke, and Ms. McKenzie; 5,725 shares for Ms. Scites; 2,618 shares for Mr. Lisman; 1,453 shares for each of Messrs. Sayre and Wacek; and, 601 shares for Mr. Stenger. Shares vested on award date. Also includes 4,500 shares for Mr. Young awarded February 27, 2006 and 1,000 shares for Ms. Keefe awarded June 5, 2006 with three-year cliff vest from date of award both under the 2002 Plan.

(3) Includes shares that the named executive officers hold indirectly under the Company's Employee Savings and Investment (401(k)) Plan, for Ms. Gamble, 2,729 shares and for Mr. Rocheleau, 502 shares.

(4)   Includes 16,885 shares held jointly with Mr. Bertrand's spouse over which he shares voting and investment power.

(5)   Includes 11,082 shares held jointly with Mr. Clarke's spouse over which he shares voting and investment power.

(6)   Includes 1,578 shares held jointly with Mr. Wacek's spouse over which he shares voting and investment power.

(7)   Includes one share held by Mr. Young's son over which Mr. Young disclaims beneficial ownership and 1,050 shares held by his spouse over which she has sole voting and investment power.

(8)   All executive officers as a group have rights to acquire 428,507 shares.

Deferred Compensation Plan - Phantom Stock Units

Directors and executive officers also have interests in stock-based units under the Company's Deferred Compensation Plan. Individuals participating in this plan do not have voting power nor the right to acquire shares of stock. Since these units may not be voted, transferred, or acquired, they have not been represented in the Security Ownership of Management table above. However, we have noted them here as they represent an economic interest of the directors and executive officers in Central Vermont stock. As of January 31, 2008, Mr. Lisman held 3,724 units, Mr. Stenger held 872 units, and Ms. Gamble held 10,636 units. All directors and executive officers as a group held 15,232 units of phantom stock under the Deferred Compensation Plan.

Security Ownership of Certain Beneficial Owners

Our records and other information available from outside sources indicate the following stockholders were beneficial holders of more than 5% of the outstanding shares of our Common Stock. The information below is reported in their filings with the SEC. The Company is not aware of any other beneficial holder of more than 5% of the Company's Common Stock, as of December 31, 2007.

Name and Address of Beneficial Holder	Total Number of Shares Beneficially Owned	Percent of Shares Outstanding (a)
Jerry Zucker c/o The Intertech Group, Inc. Post Office Box 5205 North Charleston, SC 29405	918,555(b)	8.9%
Barclays Global Investors, N.A. ("Barclays") and related companies 45 Fremont Street San Francisco, California 94105	905,100(c)	8.8%
Dimensional Fund Advisors LP ("Dimensional") 1299 Ocean Avenue Santa Monica, CA 90401	552,608(d)	5.4%
Renaissance Technologies LLC ("Renaissance") James H. Simons 800 Third Avenue New York, NY 10022	551,000(e)	5.4%

(a)   Based on 10,244,559 total shares outstanding on December 31, 2007.

(b)   As reported by the beneficial holder, Mr. Zucker has sole voting and dispositive power over 916,555 shares and shared voting and dispositive power over 2,000 shares.

(c)   Holdings as of December 31, 2007 as reported in SEC Schedule 13G by Barclays. According to the report, Barclays holds 574,898 and has sole voting power over 557,499 shares and sole dispositive power over 574,898 shares. Barclays Global Fund Advisors holds 319,731 shares and has sole voting power over 234,294 shares and sole dispositive power over 319,731 shares. Barclays Global Investors, Ltd. holds 10,471 shares and has sole dispositive power over 10,471 shares.

(d)   Holdings as of December 31, 2007 as reported in SEC Schedule 13G by Dimensional. Dimensional Fund Advisors LP is a registered investment advisor and as such has sole voting and dispositive power over all shares of Common Stock. Dimensional disclaims beneficial ownership of said securities.

(e)   Holdings as of December 31, 2007 as reported in SEC Schedule 13G by Renaissance these holdings also reflect Dr. Simons' position as a controlling person of Renaissance. According to the report, Renaissance holds 551,000 shares and has sole voting and dispositive power over said shares.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Barnett and Lisman, Ms. McKenzie, and Mr. Stenger. In 2007 only independent directors served on the Compensation Committee. None of those Committee members who served during 2007 has ever served as an officer or employee of Central Vermont, its subsidiaries or affiliates. None of our executive officers serve as a member of the board of directors or compensation committee of any company that has an executive officer serving on our Board of Directors or Compensation Committee. Mr. Young, who serves as President and Chief Executive Officer, is not a member of the Compensation Committee and cannot vote on matters decided by that Committee. Mr. Young has participated in the discussions and decisions regarding salaries and incentive compensation for executive officers of the Company reporting to him. However, Mr. Young has been excluded from discussions regarding his own salary and incentive compensation.

CORPORATE GOVERNANCE MATTERS

2007 Governance Actions

Central Vermont is governed by the Board which is committed to sound corporate governance practices. The Board regularly reviews corporate governance developments and modifies the charters, guidelines, and practices as warranted. Some of our corporate governance initiatives include the following actions:

- ➢ the Audit, Compensation, and Corporate Governance Committees have each reviewed their respective Charters;
- ➢ the Board and each of the Committees have met in regularly scheduled non-management executive sessions;
- ➢ the Audit Committee has met in private sessions with our internal and external auditors at each regularly scheduled meeting;
- ➢ the Compensation Committee has met in private sessions with its compensation consultant in regularly scheduled meetings;
- ➢ the Board's Corporate Governance Guidelines and Director Selection Search Protocol have been reviewed and updated;
- ➢ the Company reviewed its Corporate Ethics and Conflict of Interest Policy which includes an Anonymous Complaint Reporting System;
- ➢ the Board reviewed its Director Communication Policy and Process;
- ➢ each Director and Officer has completed a D&O Questionnaire and Conflict of Interest Certification which requires disclosure of any transactions with the Company in which a director or officer, or any member of his or her immediate family have a direct or indirect material interest;
- ➢ the Board has reviewed its director independence criteria and determined that all of its members, and the Director nominees for election in 2008, with the sole exception of Robert H. Young who is President and CEO of the Company, meet the "director independence" requirements of Section 10A of the Securities Exchange Act of 1934, the New York Stock Exchange Listing Standards, and any other regulatory authority;
- ➢ the Company has a corporate Website which discloses all of the documents noted above; and
- ➢ the Board members have taken part in annual board and committee assessments.

Our Board and its standing Committees will continually review our corporate governance practices and update them, as appropriate.

Corporate Governance Documents

The documents listed below guide us in how we conduct our business and are available on our Website: www.cvps.com, by selecting "Corporate Governance" from the "About Us" menu. Copies of these documents are also available in print format at no charge by sending a request to Central Vermont Public Service Corporation, Attn: Assistant Corporate Secretary, 77 Grove Street, Rutland, Vermont 05701.

- · By-laws
- · Board of Directors Committee Membership
- · Audit Committee Charter
- · Compensation Committee Charter

- Corporate Governance Committee Charter
- Corporate Governance Guidelines
  Addendum A - Director Communication Policy and Process
- Corporate Governance Director Selection Search Protocol
- Director Orientation and Continuing Education
- Corporate Ethics and Conflicts of Interest, Policy 1-8A
- Reporting Internal Accounting Complaints

Corporate Governance Guidelines and Director Selection Search Protocol

In accordance with the Corporate Governance Guidelines and the Director Selection Search Protocol, the Board has developed a group of criteria to describe the qualities and characteristics that are desired for the Board as a whole. The complete statement of criteria can be found in the Corporate Governance Guidelines. Please visit our Website for additional information. Qualified candidates will have ample experience and a record of business success and leadership, but in general will have:

- financial expertise;
- substantial experience outside the business community;
- a view that represents the best interests of the Company's stakeholders;
- the highest personal character and integrity; and
- substantial and significant experience that is of particular importance to the Company.

Communication to the Board

Central Vermont has formalized the policy and process to communicate their concerns to the Board or with the lead director or non-management directors as a group. Individuals may write to the Board in care of the Company's Corporate Secretary's Office at 77 Grove Street, Rutland, Vermont 05701, Attn. Board of Directors - Communications, or e-mail the Board at the Corporate Secretary's e-mail address, corpscty@cvps.com with the subject description "Communications." Please visit our Website for additional information.

Routine correspondence is handled by the Corporate Secretary's Department or forwarded to the appropriate department for response. Communications regarding our financial statements, accounting practices, internal controls, or auditing matters will be processed in accordance with the Code of Ethics described below. The Company's "whistleblower" policy prohibits Central Vermont or any of our employees from retaliating or taking any adverse action against anyone for raising a concern (See Code of Ethics below).

Code of Ethics

Our Corporate Ethics and Conflict of Interest, Policy 1-8A ("Policy"), which is our Code of Ethics applicable to all directors, officers, and employees, embodies our principles and practices relating to ethical conduct. The Policy is available on our Website. The Policy is available in print to any stockholder who requests it. The Policy also contains an Anonymous Complaint section which establishes a way for employees, stockholders, and other interested parties to submit confidential and anonymous reports:

- Concerns relating to the Company's accounting, internal controls, or auditing matters can be submitted anonymously and confidentially
  by calling **1-888-883-1499**;
- Concerns relating to the Company's accounting, internal accounting controls, or auditing matters will be referred to members of the Audit Committee;

- Other concerns will be referred to the Chair of the CVPS Board of Directors or other Board Committees, as appropriate;
- All complaints will be processed by the Risk Oversight and Compliance Committee; and
- Written acknowledgement will be sent from the Risk Oversight and Compliance Committee upon receipt of a complaint or concern.

We intend to disclose any amendment to, or waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer that relates to any element of the Code of Ethics definition enumerated in Item 406 of Regulation S-K by posting such information on our Website. Our Website address is www.cvps.com.

Board Independence

The Board has affirmatively determined that all of our directors, except for Mr. Young, are "independent" directors, with independence being defined consistent with the NYSE rules regarding director independence.

The Board has designated the Chair of the Board, who is a non-employee director, to serve as the lead director in the non-management executive sessions.

In affirmatively determining whether a director is "independent," the Board relied, largely, upon the NYSE rules, which generally provide that:

a) a director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father-and mother-in-law, son-and daughter-in-law, brother-and sister-in-law and anyone, other than a domestic employee, sharing the director's home) is an executive officer of Central Vermont, would not be independent for a period of three years after termination of such relationship;

b) a director who receives, or whose immediate family member receives as an executive officer of the Company, more than $120,000 per year in direct compensation from the Company, except for certain permitted payments, would not be independent for a period of three years after ceasing to receive such amount;

c) a director is not independent if (1) the director is a current partner of, or has an immediate family member who is a current partner of the Company's internal or external auditor, (2) the director is a current employee of the Company's internal or external auditor, (3) the director has an immediate family member who is a current employee of the Company's internal or external auditor and such family member participates in the firm's audit, assurance or tax compliance practice or, (4) the director or an immediate family member was within the preceding three years a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time;

d) a director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on the other company's compensation committee would not be independent for a period of three years after the end of such relationship; and,

e) a director who is an executive officer or employee, or whose immediate family member is an executive officer of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, would not be independent until a period of three years after falling below such threshold.

In addition to these standards, the Board has adopted a general standard that no director will be considered independent who has any other material relationship with the Company that could interfere with the director's ability to exercise independent judgment. Our Corporate Ethics and Conflict of Interest Policy requires that our directors, officers, and employees fully disclose to and receive pre-clearance from the Board prior to serving as a director, officer, partner, or consultant with any organization doing business with us if that organization is significant to the Company. The Board exercises appropriate discretion in identifying and evaluating the materiality of any relationships directors (and officers or employees) may have with the Company.

The Board, in applying the above-referenced standards, has affirmatively determined that all of our current directors listed below are independent and have no relationship with the Company, except as directors and stockholders of the Company and are independent within the meaning of the NYSE standards currently in effect:

Robert L. Barnett	William R. Sayre
Robert G. Clarke	Janice L. Scites
Bruce M. Lisman	William J. Stenger
Mary Alice McKenzie	Douglas J. Wacek

Monitoring and Review

The Board monitors independence status twice a year. On an annual basis, each director and executive officer is required to complete a Director and Officer Questionnaire ("D&O Questionnaire") which requires disclosure of any transactions with the Company in which the individual, or any member of his or her immediate family, may have a direct or indirect material interest. Both the Audit and Corporate Governance Committees review and discuss the results of this questionnaire and make recommendations to the full Board. When assessing the "materiality" of a director's relationship with the Company, the Board considers all relevant facts and circumstances, including the responses in the D&O Questionnaire, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation, and the frequency or regularity of the services, whether the services are being carried out at arm's length in the ordinary course of business and whether the services are being provided substantially on the same terms to the Company as those prevailing at the time from unrelated parties for comparable transactions. Similarly, the Audit Committee also reviews and discusses a mid-year Conflict of Interest report using the previously described process.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee is charged with monitoring and reviewing issues involving potential conflicts of interest and all related party transactions as described in the Board Independence section above.

In the course of their reviews, the Audit Committee determined that Central Vermont has transactions in the ordinary course of business with unaffiliated corporations of which some non-employee directors are officers or directors. Mr. Young is on the Chittenden Bank board of directors. The Chittenden Bank acts as our depository and Investment Manager and Trustee of the Union Retirement Medical Trust. Mr. Clarke is on the board of TD Banknorth which we use as a depository. Mr. Sayre is a part owner of the A. Johnson Lumber Co. which receives electric service from Central Vermont under a regulated tariff. These transactions do not violate the Board's independence standards described above under Corporate Governance Matters - Board Independence. The Company determined that all of the transactions were conducted in the ordinary course of business, at arm's length, and, in the case of the A. Johnson Lumber Co., at prices and on terms customarily available under the Company's duly filed tariffs.

During the last fiscal year, Central Vermont or its wholly owned subsidiaries or affiliates did not engage in any transaction in which the amount involved exceeded $120,000 and in which any of our directors, any nominee for director, or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, nor was any director or executive officer or any of their family members indebted to us or any of our subsidiaries in any amount in excess of $120,000 at any time.

Board and Committee Meetings

During 2007, the Board held ten regular and nine special telephone meetings which included regularly scheduled executive sessions without management participation. The Board selected the Chair to preside at each of the non-management executive sessions. In addition, the Board held six information sessions. Central Vermont has standing Executive, Audit, Compensation, and Corporate Governance Committees. Members of these Committees are appointed by the Board. These Committees facilitate and assist the Board in the execution of its responsibilities. Please visit our Website for additional information.

The Board's committees met in 2007 as follows: Executive Committee, one time; Corporate Governance Committee, five times; Audit Committee, ten times; and the Compensation Committee, six times. Each director attended at least 77% of the aggregate of all meetings of the Board and Committees of which he or she was a member. In accordance with our Corporate Governance Guidelines, each director is expected to attend the Annual Meeting. All of our current directors attended the 2007 Annual Meeting.

On the date of this Proxy Statement, the members of the Board, and the Committees of the Board on which they serve, are identified below. The Board has determined that all of our non-employee directors are independent and financially literate.

	Audit Committee	Compensation Committee	Corporate Governance Committee	Executive Committee
Outside Directors				
Independent				
Mary Alice McKenzie, Chair [1]		X	X	Chair **
Robert L. Barnett		Chair	X	
Robert G. Clarke	Chair *		X	X
Bruce M. Lisman		X	Chair	
William R. Sayre	X			
Janice L. Scites	X			
William J. Stenger		X		
Douglas J. Wacek	X *			
Inside Director				
Robert H. Young [2]				X **

(1) Ms. McKenzie is entitled to attend Audit Committee meetings as Chair of the Board, although she is not a designated member of the committee.

(2) If requested by the Audit, Compensation or Corporate Governance Committees, Mr. Young may also attend any of the committee meetings as requested.

*   Audit Committee Financial Expert

** Membership required by the By-laws.

Executive Committee

The Executive Committee, which is comprised of independent directors and our CEO, has substantially all the powers of the Board in the management of the business and affairs of the Company between meetings of the Board. The Committee acts for the Board when formal Board action is required between meetings in connection with matters already approved in principle by the full Board or to fulfill the formal duties of the Board. The Executive Committee's responsibilities are described in our By-laws. Please visit our Website for additional information. The Chair of the Executive Committee reports to the Board after each Committee meeting.

Audit Committee

The Audit Committee, which is comprised of independent directors, assists the Board in fulfilling its oversight responsibilities for financial matters. The Audit Committee's responsibilities are discussed in detail in the Audit Committee Charter attached to this Proxy Statement as Schedule B. Please visit our Website for additional information. The Committee's responsibilities include, among other duties, to:

· review and report to the Board after each Audit Committee meeting on the findings and recommendations of the Company's independent registered public accountants;
· review and report on the Company's internal audit procedures;
· review and report on examinations by regulatory authorities;

- review and report on matters having a material effect on Central Vermont's financial operations; and
- review updates on emerging accounting and auditing issues provided by the independent registered public accountants and management to assess their potential impact on the Company.

Additionally, the Committee has ultimate authority and responsibility to appoint, retain, compensate, and evaluate, and where appropriate, replace the independent registered public accountants. The Chair of the Audit Committee reports to the Board after each Audit Committee meeting.

The Board has determined that all of the Audit Committee members are independent as required by the NYSE rules and Section 10A-3 of the Securities Exchange Act of 1934, as amended, and are financially literate, and at least two members, Messrs. Clarke and Wacek, qualify as "Audit Committee Financial Experts" as defined by the SEC rules. None of its members serve on more than three audit committees of publicly traded companies. The Audit Committee Report can be found at page 24.

Compensation Committee

The Compensation Committee is responsible for reviewing and making decisions or recommendations to the Board concerning the compensation of executive officers and directors of Central Vermont. The Compensation Committee has a written charter which details its role and responsibilities. Please visit our Website for additional information. The Compensation Committee regularly evaluates its Charter in order to ensure timely compliance with regulatory requirements. The fundamental responsibilities of our Compensation Committee are to:

- review the executive compensation levels and recommend base salary, annual incentive and long-term incentive opportunity levels for executive officers to the Board for their approval;
- administer annual CEO performance evaluation;
- review the CEO evaluations of the other executive officers' annual performance;
- propose the level of payout for individual performance in the annual incentive plan to the Board for their approval;
- conduct an annual performance evaluation of the Compensation Committee's activities and periodic assessment of the adequacy of its Charter;
- review and propose the design of the benefit programs which pertain to executive officers of the Company and recommend to the Board for their approval;
- propose changes to or adoption of qualified benefit plans to the Board for their approval;
- determine executive officer employment agreements, severance arrangements, and change-in-control provisions/agreements, in each case as, when, and if appropriate, and any special supplemental benefits;
- review director compensation guidelines and levels and recommend to the Board for their approval; and
- monitor stock ownership status and guidelines for officers and directors.

The Compensation Committee annually reviews and approves corporate goals and objectives with respect to total direct compensation such as base salary and incentive performance plans (both annual and long-term), of the CEO and other executive officers, evaluates their performance against these goals and objectives and sets the executive officers total compensation. The processes and procedures in this regard are detailed in the Compensation Discussion & Analysis (the "CD&A") beginning on page 31. Our full Board makes the final decisions regarding CEO direct compensation. The Chair of the Compensation

Committee reports to the Board after each Compensation Committee meeting. The Compensation Committee Report can be found at page 41.

Role of Compensation Committee Consultant

The compensation consulting firm used by the Compensation Committee is Mercer Human Resource Consulting ("Mercer"). Mercer is retained directly by the Compensation Committee and has helped the Compensation Committee develop an appropriate agenda for performing the Compensation Committee's responsibilities. In this regard, Mercer advises and assists the Compensation Committee to:

- · determine the appropriate objectives and goals of our executive and director compensation programs;
- · design compensation programs that fulfill those objective and goals;
- · establish external and internal equity of our executive officers' total compensation and the primary components of that compensation;
- · evaluate the effectiveness of our compensation programs;
- · identify appropriate pay positioning strategies and pay levels in our executive compensation program; and
- · identify comparable companies and compensation surveys for the Compensation Committee to use to benchmark the appropriateness and competitiveness of our executive compensation program.

The Compensation Committee has retained Mercer as an outside advisor to provide information and objective advice regarding executive compensation. However, all of the decisions with respect to our executive compensation are made by the Compensation Committee and the Board. Mercer may, from time to time, contact our executive officers for information necessary to fulfill its assignment and may make reports and presentations to and on behalf of the Compensation Committee that our executive officers also receive.

The Compensation Committee has also retained Towers Perrin to serve as actuarial and benefits consultant.

Corporate Governance Committee

The Corporate Governance Committee, which is comprised of independent directors, considers and makes recommendations on matters related to the practices, policies and procedures of the Board and takes a leadership role in shaping the corporate governance of the Company. As part of its duties, it reviews potential candidates and recommends nominees for directors to the Board for approval, assesses the size, structure and composition of the Board and its committees and coordinates Board and committee self-assessments.

The Corporate Governance Committee acts as the screening and nominating committee and will consider recommendations by the stockholders for nomination as directors. The Corporate Governance Committee uses the same process for all candidates regardless of the source of the nomination. The Corporate Governance Committee may use the services of a professional search firm. The Corporate Governance Committee has a written charter which details its role and responsibilities. Please visit our Website for additional information. The fundamental responsibilities of our Committee are to:

- · develop qualifications and criteria for selecting and evaluating director-nominees;
- · consider and propose director-nominees for election at Annual Meeting of Stockholders;
- · select candidates to fill Board vacancies as they may occur;

- make recommendations to the Board for Committee membership;
- develop corporate governance guidelines and procedures;
- consider independence of each director and nominee for director;
- advise the Board regarding the adoption of Central Vermont's policies and programs related to Corporate Governance issues; and
- administer the Board and the Corporate Governance Committee's self-assessment and share the results with the full Board for discussion and delineation.

The Chair of the Corporate Governance Committee reports to the Board after each Corporate Governance Committee meeting.

Director Orientation and Continuing Education

All new directors are given an orientation program, including briefing sessions from members of senior management on Central Vermont's accounting policies, financial reporting, operations, industry practices, and key regulatory issues. We also provide additional formal and informal continuing education opportunities to directors that include corporate governance issues, utility accounting, power supply operations and strategy, executive compensation, strategy reviews, visits to Company facilities, and business briefings.

RESIGNATION OF DIRECTOR

After six years of service on the Board of Directors and as a member of the Audit Committee, Janice B. Case resigned in December 2007 in order that she be eligible for election to the board of directors of the North American Reliability Corporation. A vacancy was created in the class of directors whose terms expire at the 2008 Annual Meeting and the Board of Directors chose not to fill the vacancy.

AUDIT COMMITTEE MATTERS

Audit Committee Membership

All members of the Audit Committee are independent as defined in the NYSE listing standards applicable to Audit Committee members. The Board has determined that Messrs. Robert G. Clarke and Douglas J. Wacek are the designated audit committee financial experts as defined under the rules of the SEC.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control and disclosure controls. In this context, the Audit Committee has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited financial statements and related disclosures with management and the independent registered public accountants, including a review of the significant management judgments underlying the financial statements and disclosures.

The independent registered public accountants report to the Audit Committee and the Chair of the Audit Committee reports to the Board at each regularly scheduled meeting, or as necessary. The Audit Committee has the sole authority to appoint (subject to stockholder ratification) and to terminate the engagement of the independent registered public accountants.

The Audit Committee has discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61 (Communication with Audit Committees), as amended by SAS 89 and 90, and by Rule 2-07 of Regulation S-X, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accountants required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with the independent registered public accountants their independence from the Company and its management. In concluding that the independent registered public accountants are independent, the Audit Committee determined, among other things, that the non-audit services provided by Deloitte and Touche LLP (as described below) were compatible with their independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, the Audit Committee has adopted policies to avoid compromising the independence of the independent registered public accountants, such as prior Audit Committee approval of non-audit services and required audit partner rotation.

The Audit Committee discussed with the Company's internal auditors and independent registered public accountants the overall scope and plans for their respective audits including internal control testing under Section 404 of the Sarbanes-Oxley Act. The Audit Committee periodically meets with the internal auditors and independent registered public accountants, with and without management present, and in private sessions with members of senior management (such as the Chief Financial Officer, Controller, and the Director of Internal Audit) to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee also periodically meets in executive session.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board subsequently approved the recommendation) that the audited financial statements be included in the Company's annual report on Form 10-K for the year ended December 31, 2007, for filing with the SEC. We have also appointed the Company's independent registered public accountants, subject to stockholder ratification, for 2008.


AUDIT COMMITTEE MEMBERS:
Robert G. Clarke, Chair
William R. Sayre
Janice L. Scites
Douglas J. Wacek


Services Performed by the Independent Registered Public Accountants

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent registered public accountants may be pre-approved. These services may include audit services, audit related services, tax services, and other services.

The Audit Committee determines from time to time permitted services that have their general pre-approval. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget and annual review. The Chief Financial Officer reviews all requests for services to be provided by the independent registered public accountants to determine whether such services are included within the list of services that have received the general pre-approval or requires specific pre-approval by the Audit Committee. The Chief Financial Officer shall consult as necessary with the Chair of the Audit Committee in determining whether any particular service has been pre-approved.

At each regularly scheduled Audit Committee meeting the Chief Financial Officer presents a report summarizing the services performed by the independent registered public accountants for the year. Audit-related services in the amount of $18,000 for 2007 and $11,700 for 2006 and Tax services in the amount of

$8,105 for 2007 and $1,400 for 2006 were provided through the general pre-approval process. The Audit Committee has determined such services are consistent with SEC rules on auditor independence. A service which has not received general pre-approval will require specific pre-approval by the Audit Committee before the service can be provided by the independent registered public accountants. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee, who must report to the Audit Committee at its next scheduled meeting any services so approved by him. All services performed by the independent registered public accountants had been pre-approved under the general pre-approval process or under the specific pre-approval process.

The Audit Committee pre-approves all services performed by the independent registered public accountant, in part to assess whether the provision of such services might impair the independent registered public accountant's independence. The Audit Committee's policy and procedures are as follows:

- The Audit Committee approves the annual **Audit services** engagement and, if necessary, any changes in terms, conditions, and fees resulting from changes in audit scope, company structure, or other matters. The Audit Committee may also pre-approve other audit services, which are those services that only the independent registered public accountant reasonably can provide. Since 2004, audit services have included internal controls attestation work under Section 404 of the Sarbanes-Oxley Act.
- **Audit-related services** are assurance and related services that are reasonably related to the performance of the audit, and that are traditionally performed by the independent registered public accountant. The Audit Committee believes that the provision of these services does not impair the independence of the independent registered public accountant.
- **Tax services.** The Audit Committee believes that, in appropriate cases, the independent registered public accountant can provide tax compliance services, tax planning, and tax advice without impairing the auditor's independence.
- The Audit Committee may approve **Other services** to be provided by the independent registered public accountant if (i) the services are permissible under SEC and Public Company Accounting Oversight Board rules, (ii) the Audit Committee believes the provision of the services would not impair the independence of the independent registered public accountant, and (iii) management believes that the auditor is the best choice to provide the service.

For each engagement, management provides the Audit Committee with information about the services and fees sufficiently detailed to allow the Audit Committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the registered public accountant.

After the end of the audit year, management provides the Audit Committee with a summary of the actual fees incurred for the completed audit year.

26

Independent Registered Public Accountant Fees

The following table shows the fees incurred for services rendered by Deloitte & Touche LLP, the Company's independent registered public accountant, in 2007 and 2006. All such services were pre-approved by the Audit Committee in accordance with the pre-approval policy.

	Fiscal Year Ended		
	2007		2006
Audit Fees (1)	$ 1,080,600	$	1,298,100
Audit Related Fees (2)	87,000		56,000
Tax Fees (3)	250,900		39,600
All Other Fees (4)	300		14,400
Total Fees	$ 1,418,800	$	1,408,100

(1) Includes annual audit of financial statements including Sarbanes-Oxley 404 attestation, review of quarterly financial statements, and other services normally provided by the independent registered public accountant in connection with statutory and regulatory filings.

(2) Includes fees for attestation service as required for a comfort letter and consent related to a filing with the SEC.

(3) Includes fees for tax planning and tax consulting.

(4) Includes fees related to training presented by Deloitte & Touche LLP.

In considering the nature of the services provided by the independent registered public accountants, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent registered public accountants and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002.

Directors' Compensation

The Compensation Committee annually reviews the directors' compensation and makes its recommendation to the full Board for approval. The Compensation Committee believes that the directors' compensation is aligned with Central Vermont's performance on both a short-term and a long-term basis and that our compensation philosophy assists in attracting and retaining qualified individuals to serve as directors. In order to determine the appropriate level and structure of director compensation, the Compensation Committee hired an independent consultant, Mercer, as described in the Corporate Governance Matters section entitled "Role of the Compensation Committee Consultant" on page 23, to obtain advice and information on how to structure a compensation package.

In considering Board compensation, the Compensation Committee used information regarding pay practices at other public utility companies. In determining the reasonableness of compensation, the Board was provided with compensation levels of directors of those companies described in Benchmarking in the CD&A Discussion on page 34. In setting the Boards' compensation, the Compensation Committee considered the significant amount of time that directors spend fulfilling their duties and the skill level required of Board members.

The key elements of Central Vermont's non-employee director compensation are:
- a cash retainer;
- equity-based grants; and
- Board Chair and Committee Chair cash retainers.

It is the Board's practice to provide a mix of cash and equity-based compensation that it believes aligns the interests of the Board and Central Vermont's stockholders. Directors are subject to a minimum share ownership requirement of 4,000 shares of stock as described below.

After a review of the foregoing, the Compensation Committee recommended that all non-employee directors be compensated for the fiscal year-ended 2007 as follows:

Annual cash retainer as Chair of the Board of Directors	$	35,000
Annual cash retainer as a director	$	15,000
Annual Common Stock retainer as a director	$	27,500
Annual cash retainer as member of Executive Committee	$	500
Annual cash retainer as Chair of Audit Committee	$	7,000
Annual cash retainer as Chair of Compensation Committee	$	5,000
Annual cash retainer as Chair of all other standing Committees	$	3,000
Fee for each meeting of the Board of Directors and of each Committee attended	$	1,000
Fee for each telephone meeting attended	$	500
Reasonable expenses		---

As CEO, Mr. Young receives no compensation for serving on the Board or any of its Committees.

Directors are compensated in two installments (both cash and equity components of the retainer) paid as close as practicable to the last business day of April and October. Stock is issued only in whole shares and any remaining balance is paid in cash.

As noted in footnote 2 to the Directors' Compensation Table, each of the following directors was awarded Common Stock on April 30, 2007: Robert L. Barnett, Frederic H. Bertrand, Janice B. Case, Robert G. Clarke, Bruce M. Lisman, Mary Alice McKenzie, William R. Sayre, Janice L. Scites, William J. Stenger, and Douglas J. Wacek. Each of the following directors was awarded Common Stock on October 31, 2007: Robert L. Barnett, Janice B. Case, Robert G. Clarke, Bruce M. Lisman, Mary Alice McKenzie, William R. Sayre, Janice L. Scites, William J. Stenger, and Douglas J. Wacek.

Stock Option Plan for Non-employee Directors

Effective January 2006, we eliminated stock options for non-employee directors. Prior to 2006, options were granted the day following the Annual Meeting. The options were granted at a fixed number of 2,325 from 2002 to 2003 and 2,500 from 2004 to 2005. Optioned shares are reflected in the individual stockholdings of the directors set forth under "Security Ownership of Management." All stock options are exercisable at a fixed price equal to the FMV, or if no sale takes place on such date, the average of the bid and asked prices on such date, of the Common Stock on the date the option is granted.

Stock Ownership Requirements

The Corporate Governance Guidelines currently require directors to own at least 4,000 shares of Central Vermont's Common Stock within five (5) years of election. This level represents a dollar value of approximately 3.5 times their annual stock retainer. Each of our current directors meets the requirement with the exception of Messrs. Sayre and Stenger who were elected in May 2006 and Mr. Wacek who was appointed to the Board in May 2006. Messrs. Sayre, Stenger, and Wacek have until 2011 to comply with the stock ownership requirement. Mr. Young meets the stock ownership guidelines for executive officers as described on page 40. The stock ownership guidelines and director holdings are reviewed annually by the Compensation Committee.

Deferred Compensation Plan Other Benefits

Certain of the directors have elected to defer receipt of all or a portion of their retainers pursuant to the Deferred Compensation Plan for Officers and Directors of Central Vermont Public Service Corporation (the "Deferred Compensation Plan"), as described in the CD&A under the section entitled "Deferred Compensation" on page 38. Deferred compensation is included in the appropriate column in the Directors' Compensation Table (b) and/or (c) as earned but has not yet been paid.

Also, individuals who were directors during 1985-1989 were eligible to participate in the Supplemental Insurance Deferred Compensation Plan 1985-1989 ("1985-1989 Plan") which is a deferred compensation target benefit plan. Mr. Bertrand was the only director who participated in the 1985-1989 Plan. Under the terms of the 1985-1989 Plan, the Company purchased life insurance policies which were funded by the Director's deferred compensation. The Company is the beneficiary of the policies. It was anticipated that the entire beneficiary death benefit would offset any corporate cost associated with the 1985-1989 Plan. Directors participating in the 1985-1989 Plan had income imputed based on present value calculations for projected payments provided by the insurance carrier. These policies remain in force after the non-employee director's retirement from the Board.

Contracts

Each director is a party to an indemnification agreement that assures a director of indemnification and advancement of expenses to the fullest extent permitted under Vermont Law and our Articles of Association.

DIRECTORS' COMPENSATION TABLE

The following table summarizes the compensation paid by the Company to our non-employee directors during 2007.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees earned or paid in cash ($) (1)	Stock Awards ($) (2)	Options Awards ($) (3)	Non-Stock Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert L. Barnett	$45,549	$27,451	$0	$0	$0	$0	$73,000(5)
Frederic H. Bertrand * (7)	15,568(8)	13,732	0	0	0	0	29,300(5) (6)
Janice B. Case *	34,549	27,451	0	0	0	0	62,000(5)
Robert G. Clarke (7)	52,299(4)	27,451	0	0	0	0	79,750(5)
Bruce M. Lisman	35,500(4)	27,500(4)	0	0	0	0	63,000
Mary Alice McKenzie (7)	77,849(8)	27,451	0	0	0	0	105,300(5)
William R. Sayre (7)	38,549	27,451	0	0	0	0	66,000
Janice L. Scites	43,149(8)	27,451	0	0	0	0	70,600(5)
William J. Stenger	31,500	27,500(4)	0	0	0	0	59,000
Douglas J. Wacek	39,549	27,451	0	0	0	0	67,000

Note: Mr. Young is an employee-director. His compensation is reflected in the Summary Compensation Table.

* Mr. Bertrand retired from the Board in May 2007 and Mrs. Case resigned from the Board in December 2007.

(1)   Includes meeting fees, cash portion of Annual Retainer(s), and Chair retainers.

(2)   On April 30, 2007 all eligible directors were granted the first installment of their 2007 annual stock retainer. Each Director received 426 shares of Common Stock at $32.235 or a value of $13,732. The closing stock price on that day was $32.20. On October 31, 2007 all then current directors were granted the second installment of their annual stock retainer. Each director received 426 shares of Common Stock at $32.205 or a value of $13,719. The closing stock price on that day was $31.78. See also Corporate Governance Matters, Board and Committee Meetings for meeting attendance. The total number of stock awards issued in 2007 was 6,390.

(3)   As described in the CD&A, the practice of granting stock options was eliminated effective January 2006. Each currently seated director has the following number of stock options outstanding: Mr. Barnett, 2,500 shares, Messrs. Clarke and Lisman, 5,000 shares. Ms. McKenzie, Ms. Scites, and Messrs. Sayre, Stenger, and Wacek do not hold stock options. The total number of non-employee director stock options outstanding at fiscal year end was 12,500.

See Note 8 - Share-Based Compensation of Notes to Consolidated Financial Statements for discussion of assumptions made by us in determining grant date fair value and compensation costs of our equity awards.

(4)   Includes deferred compensation in 2007 as follows: for Mr. Clarke $22,250, for Mr. Lisman $45,500, and for Mr. Stenger $27,500.

(5)   Ordinary Income Earned Resulting from Stock Option Exercise - During 2007, stock options granted under the 1998 Stock Option Plan for Non-Employee Directors and the 2002 Long-Term Incentive Plan were exercised by certain directors. The following is a listing of the director, number of shares, and the average net realized value (fair market value on the date of exercise less the exercise price). These amounts are not included in the Total (column (h) of the Directors' Compensation Table).

Name	Number of Shares Exercised (#)	Average Net Realized Value ($)
Robert L. Barnett	7,150	$63,360
Frederic H. Bertrand	9,650	84,786
Janice B. Case	4,650	42,071
Robert G. Clarke	2,325	26,726
Mary Alice McKenzie	5,000	38,550
Janice L. Scites	5,000	24,975

(6)   Excluded from All Other Compensation (column (g) of the Directors' Compensation Table) is the annual payout of Mr. Bertrand's Supplemental Insurance Deferred Compensation Plan 1985-1989, described above, in the amount of $34,096. The dollar value of the insurance premium paid by Central Vermont is $5,000 for this plan.

(7)   The following amounts are not included in the Directors' Compensation Table above and are paid by our affiliate, Vermont Electric Power Company ("VELCO") to the four directors (Mr. Clarke, Ms. McKenzie, Mr. Sayre, and Mr. Young) representing Central Vermont on their Board. Mr. Young is an employee-director and his VELCO compensation is reflected in his base salary in the Summary Compensation Table. Directors of VELCO are paid a $7,000 annual retainer plus $1,000 for each meeting attended in person and $500 for meetings attended via phone; for additional meetings held the same day, directors are paid $500 if attended in person and $250 if attended via phone. The Chair of the VELCO Board of Directors, Mr. Clarke, also receives an annual retainer of $35,500.

(8)   Eversant Corporation, a wholly-owned subsidiary of CVPS, pays its two non-employee directors who serve on the Board of its affiliate The Home Service Store, Inc. a $3,600 annual retainer plus $1,000 for each meeting attended in person and $500 for each meeting attended via telephone.

<center>**COMPENSATION DISCUSSION AND ANALYSIS**</center>

The Compensation Discussion and Analysis ("CD&A") addresses the following topics:

- · overview of the Compensation Committee;
- · our compensation philosophy, policies and objectives;
- · setting executive compensation;
- · the elements of our executive compensation program;
- · our compensation decisions and reasoning for 2007 and for the first quarter of 2008; and
- · our benefits, stock ownership guidelines, and tax matters.

Overview of Compensation Committee

The Compensation Committee of the Board of Directors is comprised of four directors, all of whom are independent directors under the standards established by the NYSE, all of whom qualify as an "outside director" pursuant to the criteria established by the Internal Revenue Service, and as a non-employee "director" pursuant to criteria established by the SEC. The Compensation Committee operates under a written charter adopted by the Board. The Compensation Committee's role and responsibilities are fully described in the Corporate Governance Matters section of the Proxy Statement.

Committee Meetings

The Compensation Committee Chair works with the outside compensation consultants ("consultant") and representatives from our Human Resources Department ("HR") to establish the meeting agenda. Typically, Compensation Committee meetings include the consultants, representatives from HR, and the CEO. The Compensation Committee regularly meets in executive session without Company management.

Each member receives and reviews detailed materials in advance of each meeting. These materials include information that the Chair, consultant, and HR representatives believe will be helpful to the Compensation Committee (such as compensation benchmarking and performance trends for CVPS and other companies) as well as materials that have been specifically requested by the Compensation Committee and are prepared by the consultant and HR representatives. The CEO provides information related to the performance of the executive officers and may also recommend base salary increases within guidelines established by the Compensation Committee and Board in consultation with our consultants as mentioned below. Management provides recommendations regarding incentive plan designs and long-term strategic outcomes, related strategies, and performance measures for the Compensation Committee's consideration.

Committee Consultants

The Compensation Committee has been using independent outside compensation consultants for executive compensation for over 16 years. In 2004, the Compensation Committee solicited proposals to choose a new outside compensation consultant. At that time, the Compensation Committee chose Mercer Human Resource Consulting ("Mercer") to advise it on executive and director compensation to ensure our pay practices are generally aligned with prevailing industry standards. Mercer presents information on general and electric utility industry compensation trends in addition to the benchmarking described below. The Committee exercises its independent judgment utilizing this information as background. See Corporate Governance Matters section entitled "Role of Compensation Committee Consultant" on page 23. With the assistance of its consultant, the Compensation Committee reviews its plans each year to assure that it competitively pays and rewards executives and directors to act in the best interest of the stockholders, customers, employees, and constituents. Mercer reports directly to the Compensation

<center>31</center>

Committee and has not done any other work for the Company. However, the Company purchases a number of salary surveys for non-executive positions including some from Mercer. Mercer's role is augmented by Towers Perrin, who is the Company's benefit consultant and actuary. Towers Perrin reports to the Compensation Committee on executive benefit matters including the design of the change-in-control and of the retirement programs.

Committee Effectiveness

On an annual basis there is a formal review of the performance of the Compensation Committee and the effectiveness of our compensation program in obtaining desired results. Performance is evaluated using an anonymous survey completed by the Compensation Committee members and compiled by the Corporate Secretary's Department. A summary of the results is then reviewed by the Compensation Committee to understand any gaps between the actual and desired results. Compliance with the Compensation Committee charter is also monitored annually.

Our Compensation Philosophy, Policies and Objectives

As a publicly held, regulated electric utility company, enhancing stockholder value, maintaining excellent customer service, and highly competent and safety minded employees, are the ultimate objectives of our organization. In order to meet these objectives, it is critical that we be able to attract, motivate and retain highly talented individuals at all levels of the organization who are committed to our core values: Seize Opportunities; Talk Straight; and Deliver! The Committee believes that an effective compensation program should be designed to help achieve these goals by enabling us to:

- align the interests of our executive officers with the interests of stockholders, customers, and employees;
- recruit the best talent for our jobs;
- retain high-performing employees by strongly rewarding exceptional performance;
- encourage executives to develop their skills and abilities; and
- encourage and support employee performance and decisions that strengthen the Company financially and strategically, including enhancing customer service.

Our executive compensation program rewards the achievement of specific annual, long-term and strategic goals set by the Board, which aligns executives' interests with those of the stockholders, with the ultimate objective of enhancing stockholder value. The following principles influence and guide the Committee's compensation decisions which are considered in totality when reviewing total compensation:

- **We Focus on Outcomes Related to Our Strategic Plan** - Performance measures are tied to achievement of outcomes targeted by our strategic plan, including our "vital few" objectives to:

  - restore financial strength and investment grade status;
  - search for new ways to serve our customers while achieving or surpassing SERVE standards (17 standards set with our regulators to comprehensively measure customer service, reliability, and safety) at the lowest possible cost;
  - provide leadership in planning for Vermont's energy future; and
  - respond to emerging workforce challenges.

- **Compensation Should be Competitive but also Reasonable and Responsible** - It is essential that the Company's overall compensation levels reflect the value of the job in the marketplace and be sufficiently competitive to attract talented leaders and motivate those leaders to achieve superior results. At the same time, however, we believe that compensation should be set at a responsible level. Our executive compensation programs are intended to be consistent with the Company's constant focus on balancing cost and performance.

- **We Believe in a Pay-for-Performance Culture** - At the core of our compensation philosophy is our guiding belief that pay should be directly linked to performance. This philosophy has guided many compensation-related decisions:

  - Due to a difficult year in 2005, 2006 salaries were reduced by 10% for the CEO and 5% for other executive officers;
  - A substantial portion of executive officer compensation is contingent on, and variable with, achievement of short- and long-term corporate objectives and/or individual performance objectives;
  - 100% of our equity-based compensation is in the form of performance shares of CVPS Common Stock, which only pay out when pre-defined and objective measurable performance criteria are met;
  - We do not have any special employment or severance agreements with any of our executive officers. (However, executive officers do have Change-In-Control ("CIC") Agreements (see "Change-In-Control" section on page 38 for further explanation) and are covered under the Company's Layoff Policy which covers all employees); and
  - We regularly monitor the relationship between executive pay levels and corporate performance at Central Vermont compared to other electric utilities.

- **Compensation and Performance-Based Pay Reflect Position and Responsibility** - Total compensation and accountability generally increase with higher position and greater responsibility because those individuals are more able to affect the Company's results. Consistent with this philosophy:

  - Total compensation is higher for individuals with greater responsibility and greater ability to influence the Company's achievement of targeted results and strategic initiatives.
  - As position and responsibility increases, a greater portion of the executive officer's total compensation is performance-based pay, contingent on the achievement of performance objectives.
  - Equity-based compensation is higher for persons with higher levels of responsibility, making a significant portion of their total compensation dependent on achieving key long-term objectives and Total Shareholder Return.

This is shown by the percentage of overall compensation for 2007 for fixed versus variable pay based on performance at target levels for each level of officer.

	% Fixed **Base Salary**	**% Variable (at target)** **based on performance**		**Target** **Compensation Total**
		Annual Plan	**Long-Term Plan**	
Chief Executive Officer	45%	23%	32%	100%
Senior Vice President	58%	18%	24%	100%
Vice President	62%	16%	22%	100%

- **Compensation Disclosures are Clear and Complete** - We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed in plain English. We believe that compensation disclosures should provide all of the information necessary to permit stockholders to understand our compensation philosophy, our compensation-setting process and how much our executives are paid.

Setting Executive Compensation

Determining Total Targeted Compensation Levels

We are guided by the compensation philosophy described above to establish targeted total compensation levels for each executive officer. Total compensation is comprised of base salary, an annual Management Incentive Plan ("MIP") and a long-term incentive plan ("LTIP"). The level of each component of compensation is determined by the Committee based on a variety of factors as described below including the comparison of base salaries, total target and actual cash compensation (base salary plus target or actual annual incentives), and total compensation (total cash compensation plus the present value of long-term incentive grants of contingent performance shares of CVPS Common Stock) to the market through our annual benchmarking process.

Benchmarking

It is the policy of the Committee to recommend total compensation (by component) for approval by the full Board for the CEO and other officers that approaches with discretion the 50th percentile or less of compensation of similar positions in energy companies, adjusted to reflect the size of the Company as represented by revenues. Currently, all of the executive officers compensation is below the 50th percentile. We recognize that our compensation practices must be competitive in the marketplace. However, we do not believe that it is appropriate to establish compensation levels solely based on benchmarking. The Committee applies discretion considering historical compensation levels, the relative compensation levels among the Company's executive officers, and individual performance. The Committee also considers industry conditions, the financial strength of the Company, and the overall effectiveness of our compensation program in achieving desired performance levels.

During the annual benchmarking process, we review the compensation levels of our executive officers against two primary external benchmarks identified by our outside compensation consultant, Mercer - see section on "Committee Consultants" for more details. Mercer then provides us with information regarding compensation programs and compensation levels at the 25th, 50th, and 75th percentile of the two external benchmarks, described below.

The first benchmark is a study group of public utility companies. The companies in this group are: Duquesne Light Holdings, Inc.; Cleco Corporation; Idacorp, Inc.; El Paso Electric Company; MGE Energy, Inc.; Empire District Electric Company; Unitil Corporation; Commerce Energy Group; and, Florida Public Utilities Company. They were chosen based on the following criteria:

- Industry classification (utilities and related industry Standard Industry Classification ("SIC") codes 4911-4991);
- Applicable sub-industry (electric or combined electric/gas utilities);
- Net Revenues (relative to guideline range of approximately 1/3 to 3 times CVPS's revenues); and
- Applicable business model (operations focused on electric transmission and distribution).

The second external benchmark is obtained using published compensation survey information. The primary survey used in this analysis is Mercer's Energy Compensation Survey, which reports the compensation levels for benchmark positions in the broader energy market. The survey has 217 participating organizations from various segments of the energy business. CVPS's senior executive positions are matched to survey benchmarks on a functional basis (i.e., having similar responsibilities and duties), and annual revenue scopes are used to tailor the companies considered for that functional basis. Annual revenue scope cuts are selected with the intent that the annual revenue of Central Vermont approximates the median annual revenue of the range of companies in the benchmarking subset. The range selected for each position varies based on the number of companies reporting information for that

34

position (i.e., the fewer companies, the wider the range must be to ensure a large enough sample of organizations).

To remain consistent from year to year, we use these two compensation benchmarks in addition to broader industry trend analyses in our annual marketplace review. The specific companies included in each group may change based on their size, relevance or other pertinent factors.

This analysis is used by the Committee to verify if our pay-for-performance structure is working as intended. In addition the Committee reviews a financial performance benchmarking study and pay-for-performance review against the public utility peer group identified by Mercer.

Elements of Our Executive Compensation Program

The total executive compensation program is comprised of:

- a base salary based on benchmarking to energy companies of our size and an individual's qualifications, experience, and proven performance;
- an annual Management Incentive Plan with awards based on performance for the year;
- a Long-Term Incentive Program with awards based on the value we deliver to our stockholders and customers over time; and
- competitive benefit programs.

Each of these is described below.

Base Salary

The Committee compares the base salary of each executive officer with that of executive officers in the appropriate peer group as outlined in the benchmarking section above. Within this range, the salary is determined based on the Committee's consideration of various factors including an evaluation of the individual's qualifications, experience, proven performance, internal equity among executives, the current financial condition of the Company, and the regulatory and external environment. The CEO makes compensation recommendations to the Committee for the executive officers who report to him. None of the executive officers are present at these deliberations. Within parameters set by the Committee and the Board, and considering overall CEO performance factors, the Chair recommends to the Committee the base salary for the CEO, who does not participate in the Committee's deliberations concerning his own compensation. The Board approves each of the executive officer's base salary including the CEO.

Management Incentive Plan

Our executive officers participate in the Company's annual MIP. The purpose of the MIP is to focus the efforts of the executive team on achieving challenging annual performance objectives. It is designed and intended to:

- help improve customer service, financial, process improvement, and employee-related performance of the Company;
- attract and retain highly qualified executives; and,
- enhance the mutual interest of customers, stockholders, other constituents, and eligible officers of the Company.

In addition, this Plan supports the Company's performance-oriented culture by having a portion of cash compensation "at-risk" based on performance. When actual performance reaches or exceeds the annual performance objectives specified at the beginning of the year, an incentive payment is earned and awarded early the following year. A well-directed MIP, in conjunction with competitive salaries, provides a level of cash compensation that is competitive with the market and fully rewards the skills and efforts of the executives. Our Company's annual plan uses cash to reward performance achieved since it is a common practice to use cash for annual plans and stock for long-term plans.

Starting in 2006, the MIP consists of two measurements: the Company Balanced Business Performance weighted 80%; and Individual Performance, at the discretion of the Board, weighted 20% for each of the officers. The MIP performance measures are described below.

Company Balanced Business Performance. Includes a balanced set of corporate performance measures:

- · customer (progress toward meeting and exceeding our customer service and reliability standards as set by the Vermont Public Service Board; our customers' level of satisfaction relative to all other electric utilities in the East Region as measured annually by J.D. Power & Associates; and by Vermont leaders' opinions of the Company on key issues as measured in even years by David Schaefer & Associates or by large commercial and industrial customers' satisfaction as measured by Metrix Matrix in odd years);
- · financial (earnings and net cash provided by operating activities);
- · process improvement (a measure of key process improvement initiatives); and
- · employee measures (key questions from our employee survey and safety measures).

Each year the Committee and the Board reviews our strategic plan and all of its performance measures. They choose a subset of these measures to include in the Company's balanced business scorecard for MIP this subset is chosen to focus the Company on critical measures that are measurable with objective, quantifiable data. For each performance measure, the threshold (or minimum standard) is set with a probability of 90%, target is set with a probability of 50%, and maximum with a probability of 10%. All of these measures are data-driven. The Committee monitors actual performance over time to assure the appropriate stretch in setting performance goals.

Individual Performance. Based on the advice and recommendation of the CEO for officers reporting to him, the Committee and the Board evaluate individual officer performance compared to performance objectives set early in the year, and also evaluate the performance of the CEO versus his performance objectives. Key performance objectives from the Company's Strategic Plan and of each officer's teams are incorporated into the officer's performance objectives. These objectives are organized to cover the following areas: accountability, empowerment, strategy, personal leadership, and teamwork. Specific sub-objectives and weightings for each of the objectives are set for each officer at the beginning of the year. The rating for each officer's individual performance is at the full discretion of the Board.

The level of potential payout under the MIP has remained the same since 2006 and is based on a benchmark of the incentive levels of officers employed by the peer groups described above. The range of payout based on performance is:

		% of Salary	
Position	**Threshold**	**Target**	**Maximum**
Chief Executive Officer	0%	50%	100%
Senior Vice President	0%	30%	60%
Vice President	0%	25%	50%

The maximum payout is capped at target if the Company does not meet its pre-established financial measures. If the pre-established financial measures are met, the maximum is capped at 2 times the target payout.

Long-Term Incentive Program

The Company's LTIP is designed to align executive compensation with the long-term performance of the Company. Starting in 2006, all of the LTIP is delivered in the form of contingent performance shares of the Company's Common Stock, to emphasize the performance culture of the Company.

- 50% of the value is in the form of performance shares dependent upon reaching certain relative Total Shareholder Return ("TSR") percentile targets over a three-year cycle versus a national group of all publicly traded electric and combination utilities.
- 50% of the value is in the form of performance shares that are based on the achievement of key operational measures. For the 2007 through 2009 cycle, these measures include: returning our corporate credit rating to investment grade; the three-year average return on assets; customer satisfaction averaged over three years relative to all utilities in the East Region as measured by the J.D. Power & Associates survey; meeting operational and capital efficiency targets as measured by Pacific Economics Group; and, exceeding a subset of our customer service and reliability standards set by the Vermont Public Service Board for the three-year cycle.

These measures, which are a subset of performance measures in our five-year strategic plan, were chosen by the Compensation Committee to emphasize critical performance targets in a balanced way where possible, the Committee has chosen measures of CVPS's performance versus other electric utilities.

The Compensation Committee determines the value of the LTIP annual awards by comparing to officers' long-term incentive values at peer companies as described earlier. Our relative performance is also compared to peers.

Stock Options

The Compensation Committee and the Board discontinued the use of stock options starting in 2006 because:

- stock options can reward management for stock price appreciation that might result from industry trends, rather than Company performance,
- the use of stock options is more appropriate for companies emphasizing stock price appreciation rather than companies emphasizing TSR (stock price appreciation and dividends), and
- the Compensation Committee wanted to tie the long-term component of compensation to the achievement of operational goals and out-performing peer companies.

Statement of Financial Accounting Standards ("SFAS") No. 123R was considered but was not a major driver in our decision making.

Compensation Decisions Summary

The compensation decisions made in 2006, 2007 and the first quarter of fiscal 2008 for the named executive officers were as follows:

- We decreased base salaries for the CEO by 10% and for the other named executive officers employed at the time by 5% as of January 1, 2006 in response to external conditions at that time;
- The CEO voluntarily did not receive his annual performance-based incentive of at least $96,000 payable in early 2006 for 2005 performance through the MIP due to the financial hardships the Company experienced in 2005 resulting from a decision by our regulators to decrease our rates and a subsequent downgrade to non-investment grade;

- For 2007, we increased the base salaries for the CEO by 4% and for the other named executive officers by 7% on average reflecting considerations described under "Base Salary" above, 2006 base salary decreases and 2006 improved Company performance;
- For 2008, we increased salaries by 3.5% on average based on analysis done by Mercer and other Committee considerations and discretion;
- The annual incentive targets as a percentage of salary were kept at the same level they have been since 2000; and
- In 2007, the value of the LTIP was reduced for the CEO by 29% and increased for the other named executive officers by 9-13% to address issues of internal equity. Values remain the same in 2008.

Benefits

Severance Arrangements

None of our named executive officers have any special arrangements that provide for payment of severance payments except those under CIC agreements or the Company's Layoff Policy which applies to all CVPS employees.

Pension Plan

The Company pays the full cost of the Pension Plan for all qualifying employees. The Pension Plan is described in detail on page 49.

Supplemental Retirement Plan

The Officers' Supplemental Retirement Plan ("SERP") is designed to supplement the retirement benefits available through the Pension Plan to our designated executive officers. The SERP is a part of the Company's overall strategy for attracting and maintaining top managerial talent. See SERP discussion on page 49.

Deferred Compensation

Under the Deferred Compensation Plan for Officers and Directors of Central Vermont Public Service Corporation, each non-employee director may elect to defer all or a portion of their annual cash compensation, including Company stock granted as part of their retainer. Eligible executive officers may elect to defer up to 25% of their base salary; and 100% of their annual incentive pay and/or their Performance Share Plan awards. Amounts credited accrue interest at a rate equal to the prime interest rate plus 1%, or the share price on Central Vermont's Common Stock for the year, including dividend reinvestment. Deferred performance shares can only accrue interest using the share price and dividends on Central Vermont's Common Stock over the period of deferral. Eligible participants must make an annual irrevocable election to defer compensation that will be paid, earned, or awarded in the following year. Generally, payments will be made in the form of a lump sum cash distribution or annual cash installments upon retirement, resignation or the attainment of an age previously specified by the participant. This is an unfunded, nonqualified, deferred compensation plan to help officers and directors with financial planning by reducing short-term taxable income and deferring it to a later date (when it will be taxed as ordinary income). See Nonqualified Defined Contribution and Other Deferred Compensation Plans Table on page 51.

Change-In-Control Provisions

As with most publicly traded companies, the Company has CIC agreements with executive officers which are designed separately from other compensation arrangements. The purpose of the agreements is to encourage our senior executives, including our named executive officers, to act in the best interest of stockholders with respect to a possible CIC without concern about the possible negative economic consequences they might suffer personally as a result of the change. The protections are designed to make executives economically neutral about whether or not a CIC event occurs, to eliminate "foot dragging" on the part of executives for transactions that are in the stockholders' interests and to prevent executives from prematurely leaving due to concerns about being left without a position or adequate severance.

The CIC agreements provide that the compensation and benefits described below would be payable to executives only in the event of a double trigger of events (1) the occurrence of a CIC and (2) a separation from service with the Company (including certain voluntary terminations):

- a multiple (2.999x for grandfathered executives – Messrs. Young, Kraus and Ms. Gamble and 1.0x for non-grandfathered – Mr. Rocheleau and Ms. Keefe) of their average W-2 compensation paid by the Company for the 5 calendar years preceding a CIC event excluding income attributable to the exercise of stock options during the 2 years preceding a CIC event;
- certain legal fees and expenses incurred as a result of termination of employment are paid by the Company;
- conditional gross-up for excise tax will be paid to the extent that value of the CIC benefits exceed 3.3x the executive's average W-2 compensation paid by the Company for the five calendar years preceding the CIC event; and
- in exchange for consulting services as may be requested by the Company during the 12-month period following the executive's separation form service, the CIC agreements provide continued participation in and retention of benefits under the Deferred Compensation Plan, SERP, life insurance, and health and disability plans for a period of three years and for those Executives with less than 10 years of service at the time of termination a lump sum payment equal to the excess actuarial value of Pension Plan benefits at age 65 (as if the officer had 10 years of service) over the value of Pension Plan benefits at age 65 that have actually been earned to date.

In addition, executives also receive the following based on a single trigger, the occurrence of a CIC:

- a prorated portion of MIP and LTIP incentives assuming target performance;
- a prorated portion at target of the performance shares under the Performance Share Incentive Plan; and
- vesting of any non-vested restricted stock.

During 2007 and early 2008, the Compensation Committee performed a thorough review of the existing CIC agreements by looking at extensive analysis provided by Towers Perrin (see Committee Consultant section), comparing the Company's CIC agreements to "established" and "leading edge" market practices. The Compensation Committee is in the process of making revisions to the existing agreements to bring the Company's CIC more in line with the market and to bring the CIC into compliance with Code Section 409A. The design changes will take effect when current agreements expire. Certain minimal amendments will occur to existing agreements to bring the agreements into conformance with 409A.

Other Benefits

Executive officers participate in all other benefit programs available to all employees. However, Central Vermont provides Company-paid life insurance of 4 times salary for the CEO, and 3 times salary for the other executive officers versus the 1.5 times salary for all other employees.

Other Perquisites

It is the general policy of the Compensation Committee not to compensate executive officers through the use of perquisites, except that a car is provided to the CEO at a value of $3,946 in 2007. No perquisites are provided to any other executive officer.

Stock Ownership Guidelines

Starting in 2006, the Company's stock ownership guidelines for every executive officer is as follows:

Chief Executive Officer	34,000 shares
Senior Vice President	10,000 shares
Vice President	9,000 shares

These numbers approximate 3.7 times annual salary for the CEO and between 1.7 and 2.6 times for the other named executive officers. The multiples fall within the ranges established by the Competitive Market. The number of required shares is reviewed annually.

Officers may count the value of shares owned, shares which are deferred pursuant to the Deferred Compensation Plan, stock owned in the 401(k) Plan, stock options exercised and held, Restricted Stock, stock purchased outright, and Performance Shares awarded and held as part of total stock ownership toward meeting these requirements. Unexercised stock options are not counted in calculating ownership nor are contingently granted performance shares.

Executive officers have five years from December 2004 or their hire date (if after December 2004) in which to meet the ownership guidelines. Of the current named executive officers, Messrs. Kraus and Young and Ms. Gamble currently meet the guidelines. Mr. Rocheleau has until December 2009 and Ms. Keefe has until June 2011 to meet the guidelines.

Tax Matters

Central Vermont seeks to maximize the tax-deductibility of compensation paid to its executives. Section 162(m) of the IRC, as amended, generally limits the Company's federal income tax deduction for compensation paid in any taxable year to the CEO and the next four highest paid executive officers named in the SCT to $1 million. The limit does not apply to specified types of exempt compensation, including payments that are not included in the employee's gross income, payments made to or from a tax-qualified plan, and qualified performance-based compensation. Under the tax law, the amount of a qualified performance-based award must be based entirely on an objective formula, without any subjective consideration of individual performance. The Compensation Committee has carefully considered the impact of this law. As the annual cash compensation of each of our executive officers is below $1 million, the limitation imposed by Section 162(m) is not currently applicable. In addition, the stock options previously granted under Central Vermont's stock option plans are designed as exempt qualified performance-based compensation. The tax implications for officers were not taken into consideration when setting compensation, except within the design of the CIC agreements and the Deferred Compensation Plan.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis ("CD&A") with management, and based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in the Company's annual report on Form 10-K and proxy statement.

COMPENSATION COMMITTEE MEMBERS:
Robert L. Barnett, Chair
Bruce M. Lisman
Mary Alice McKenzie
William J. Stenger

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Summary Compensation Table

Starting in 2006, the SEC mandated a different format for the Summary Compensation Table ("SCT"). The most notable difference is the inclusion of future compensation that has not been realized or in certain instances may never be realized as follows:

- compensation based on Company performance over a three-year period and may not be received by the named executive at the end of that period, if performance criteria are not met;
- stock options that have not been exercised and therefore no value has been recognized; and
- the values shown in "Change in Pension Value" which the named executive officers will receive upon retirement.

The SCT below includes both actual and unrealized compensation. For example, Mr. Young earned $548,554 in 2007 as shown in Footnote 1 to the SCT below rather than the amount shown in the Total column of the SCT.


SUMMARY COMPENSATION TABLE [(1)]


(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($) (2)	Bonus ($) (3)	Stock Awards ($) (4)	Option Awards ($) (5)	Non-Equity Incentive Plan Compen-sation ($) (6)	Change in Pension Value and Non-qualified Deferred Compen-sation Earnings ($) (7)	All Other Compen-sation ($) (8)	Total ($)
Robert H. Young	2007	$370,981	$ 0	$154,422	$0	$163,000	$142,532	$14,573	$845,508
President and CEO	2006	356,642	0	366,653	0	210,000	0	17,773	951,068
Pamela J. Keefe	2007	199,808	0	21,705	0	47,300	22,611	1,580	293,004
Vice President, CFO, and Treasurer	2006	105,502	47,500	3,529	0	28,400	0	824	185,755
Joan F. Gamble	2007	190,769	0	29,673	0	43,800	45,098	10,951	320,291
Vice President -Strategic Change and Business Services	2006	179,139	0	41,950	0	55,100	33,460	9,486	319,135
Joseph M. Kraus	2007	216,789	0	43,902	0	60,300	79,135	10,516	410,642
Senior Vice President Operations, Engineering, and Customer Service	2006	206,212	0	62,649	0	75,500	38,661	8,430	391,452
Dale A. Rocheleau	2007	214,654	0	43,902	0	59,700	30,058	10,628	358,942
Senior Vice President, General Counsel and Corporate Secretary	2006	197,192	0	68,051	0	72,800	26,847	9,779	374,669

(1)   For the year 2007, the table below shows the compensation paid plus the compensation earned in 2007 and paid in 2008 (performance share 2005-2007 cycle payouts and MIP). The rest of the compensation shown in the SCT may not ever be received by the executive, based on performance and longevity.

2007 Total Compensation

Name	Column (c) Salary	Performance Share Award Actual Payout	Column (g) Non-Equity Incentive Plan Compensation	Column (i) All Other Compensation	2007 Total Compensation Other Than Contingent Compensation
Robert H. Young	$370,981	$384,287	$163,000	$14,573	$548,554
Pamela J. Keefe	199,808	0	47,300	1,580	248,688
Joan F. Gamble	190,769	58,108	43,800	10,951	245,520
Joseph M. Kraus	216,789	89,376	60,300	10,516	287,605
Dale A. Rocheleau	214,654	89,376	59,700	10,628	284,982

(2) Includes for Mr. Young, director's retainers and fees in the amount of $19,250 paid by Vermont Electric Power Company, Inc. and $25,753 paid by Vermont Yankee Nuclear Power Corporation.

These amounts include deferrals into our 401(k) Plan.

(3) A relocation/hiring bonus of $47,500 was paid to Ms. Keefe (25% of her salary) in 2006 as part of her hiring.

(4) The amounts shown in column (e) reflect the dollar amount recognized for financial statement reporting purposes for fiscal year-ended December 31, 2007, in accordance with SFAS No. 123R of awards pursuant to the 2002 Long-Term Incentive Plan as described in Note 8 - Share-Based Compensation to the Consolidated Financial Statements for the fiscal year-ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC by or on March 17, 2008.

SFAS No. 123R requires recording expense for performance shares with market conditions such as TSR measures whether or not the executives actually earn the amounts shown. The 2007 amounts recorded for the three cycles of our three-year performance share plans are as follows:

Allocation of Performance Share Expense Recorded in 2007 by Plan

Name	2005-2007 Plan (i)	2006-2008 Plan (ii)	2007-2009 Plan (ii)	Total
Robert H. Young	$42,726	$47,873	$63,823	$154,422
Pamela J. Keefe *	0	0	15,655	15,655
Joan F. Gamble	6,459	7,559	15,655	29,673
Joseph M. Kraus	9,936	11,086	22,880	43,902
Dale A. Rocheleau	9,936	11,086	22,880	43,902

* Ms. Keefe was not eligible to participate due to mid-cycle hire date in the 2005-2007 or 2006-2008 Plans.

(i) The actual payout for the 2005-2007 Plan was $621,147 for all of the named executive officers, except for Ms. Keefe who was ineligible to participate.

(ii) These recorded amounts are not representative of what may eventually be earned based on performance.

In addition to these amounts, the SCT also includes restricted stock awards for one executive. Ms. Keefe received 1,000 shares of Common Stock valued at $18,150 with a three-year cliff vest as part of her hire package. $6,050 was expensed in year 2007. Dividends at normal rates are paid on restricted stock and are included in the "All Other Compensation" column of the SCT.

(5) Each currently named executive officer has the following number of stock options outstanding: Mr. Young, 308,685 shares; Ms. Gamble, 26,477 shares, Mr. Kraus, 42,964 shares; and, Mr. Rocheleau,

19,104 shares. Ms. Keefe does not hold options. The total outstanding stock options for the executive officers as a group including those not named in this proxy is 428,507.

Refer to Note 8 - Share-Based Compensation to the Consolidated Financial Statements Annual Report on Form 10-K filed on or by March 17, 2008 for the relevant assumptions used to determine the valuation of stock option awards granted in 2005 and 2004. As described in the CD&A, we no longer grant stock options.

(6)   Represents payment for the earned 2007 performance paid on March 6, 2008 under the Management Incentive Plan. The amounts in column (g) reflect Company performance for 2007 at 84.5% of target which represents 80% of the overall weighting for the MIP. The other 20% was based on each individual officer's performance as evaluated by the Compensation Committee for the CEO and on the advice and recommendation of the CEO for the named executive officers reporting to the CEO. See MIP section under CD&A.

(7)   The amounts in column (h) reflect the actuarial change in the present value of each named executive officer's benefits under all pension plans established by the Company determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements (except that we used a retirement age equal to the earliest unreduced retirement age (60 years)). This column includes amounts which the named executive officer may not currently be entitled to receive.

(8)   The table below shows the components of this column as described by the footnotes below.

All Other Compensation Components

Name	Perquisites and Other Personal Benefits (i)	Company Contribution to Defined Contribution Plans (ii)	Insurance Premiums (iii)	Dividends (iv)	Total
Robert H. Young	$3,946	$8,135	$2,492	$ 0	$14,573
Pamela J. Keefe	0	0	660	920	1,580
Joan F. Gamble	0	9,508	1,443	0	10,951
Joseph M. Kraus	0	9,555	961	0	10,516
Dale A. Rocheleau	0	9,557	1,071	0	10,628

(i)   Mr. Young has use of a Company vehicle. Valuation is consistent with IRS Publication 15b - Employer's Tax Guide to Fringe Benefits.

(ii)   Company matching contributions to the Employee Savings and Investment Plan (401(k)).

(iii)   The Company provides life insurance for Mr. Young at four times his salary and at three times salary for Ms. Gamble, Ms. Keefe, Mr. Kraus, and Mr. Rocheleau. Mr. Young's insurance is provided through a split-dollar policy, Mr. Kraus through a combination of split-dollar and Company group-term life insurance, and the remaining officers through Company group-term life insurance. All officers are taxed for the premiums paid by the Company for insurance above $50,000.

Under the split-dollar policies, the Company's Rabbi Trust would receive the excess above the life insurance payment to the beneficiary. Amounts entered in this column represent the Company's taxable amount of benefit.

(iv)   Dividends related to restricted stock.

Salaries

Salaries paid to our named executives are set forth in the SCT. For 2007, salaries paid to our named executives accounted for the following percentages of their total compensation: Mr. Young (44%); Ms. Keefe (68%), Ms. Gamble (60%); Mr. Kraus (53%); and, Mr. Rocheleau (60%).

The Board of Directors approved base salaries for the named executive officers for 2008 as follows:

Name	Title	2008 Base Salary
Robert H. Young	President and CEO	$364,000 *
Pamela J. Keefe	Vice President, Chief Financial Officer, and Treasurer	$210,000
Joan F. Gamble	Vice President - Strategic Change and Business Services	$197,000
Joseph M. Kraus	Senior Vice President - Operations, Engineering, and Customer Service	$222,000
Dale A. Rocheleau	Senior Vice President, General Counsel and Corporate Secretary	$222,000

* Excludes director's retainers and fees paid by Vermont Electric Power Company and Vermont Yankee Nuclear Power Corporation, CVPS affiliates.

Grants of Plan-Based Awards During 2007

In 2007 (at the beginning of the three-year 2007-2009 performance cycle), there was a contingent grant of a fixed number of performance shares of Common Stock. The number of shares actually awarded at the end of the performance cycle (year 2007-2009) is dependent on how the Company's performance compares to pre-established performance targets for 1) TSR and 2) operational measures see LTIP program of CD&A, page 37. The payout ranges from 0-1.5 times the number of shares depending on performance with dividends payable on performance shares reinvested into additional performance shares over the three-year period. Once the award is earned, shares become fully vested. These performance shares are contingently granted at the first Board meeting of the year. At the end of the three-year period the shares are awarded based on actual performance over the three-year cycle. Historically, the award of these shares has been in January following the end of the cycle.

For 2007, the value of the LTIP is as follows:

	Threshold	Target	Maximum
Chief Executive Officer	$0	$250,000	$375,000
Senior Vice President	0	90,000	135,000
Vice President	0	60,000	90,000

45

The following table provides information on incentive and equity awards granted in 2007 to each of our named executive officers.

GRANTS OF PLAN-BASED AWARDS DURING 2007

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
		Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)		
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Robert H. Young	1/15/07				1,738	11,584	17,376
	---	$0	$176,000	$352,000			
Pamela J. Keefe	1/15/07				426	2,841	4,262
	---	0	50,000	100,000			
Joan F. Gamble	1/15/07				426	2,841	4,262
	---	0	47,750	95,500			
Joseph M. Kraus	1/15/07				623	4,153	6,229
	---	0	65,100	130,200			
Dale A. Rocheleau	1/15/07				623	4,153	6,229
	---	0	64,500	129,000			

(1)   These columns show the threshold, target, and maximum potential payout for 2007 performance under the MIP as described in the section entitled "Management Incentive Plan" in the CD&A. The actual MIP payout for 2007 performance is reflected in the SCT column (g).

(2)   These columns show the threshold, target, and maximum potential payouts for the 2007-2009 cycle of the LTIP, including dividend accrued. The amount of these awards that were expensed according to SFAS No. 123R is explained in footnote 4 of the SCT.

Outstanding Equity Awards at Fiscal Year-End Table

Stock Options

Starting in 2006 stock options were no longer granted to our executive officers. We now rely solely on performance shares. Prior to 2006, the stock option grant dates for officers was the date of the Company's Annual Meeting (determined by our By-laws as the first Tuesday in May). At that time the Compensation Committee approved the grant and key terms. The price of our stock options was 100% of the average of the high and low Fair Market Value ("FMV") on the date of the grant. The Compensation Committee's policy is not to amend the exercise price of stock options after grant, except in the event of a stock dividend outside of the normal quarterly dividend payment, stock split, or other change in corporate structure or capitalization affecting the Common Stock.

The following table shows the value of all outstanding unexercised option grants awarded to the executive officers prior to 2007, unvested stock awards, and unvested equity incentive awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2007

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Closing Price on Date of Grant ($)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock that Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (6)
Robert H. Young					4,500	$138,780		
	53,000	$14.6250	$14.6250	5/5/2008	0	---		
	31,860	10.5625	10.5625	5/4/2009	0	---		
	30,300	10.8125	10.7500	5/2/2010	0	---		
	26,200	16.1500	16.1050	5/1/2011	0	---		
	32,300	19.2700	19.0750	5/7/2012	0	---		
	51,470	17.4900	17.4900	5/6/2013	0	---		
	59,520	20.1100	20.1500	5/4/2014	0	---		
	24,035	21.5200	21.4450	5/3/2015	0	---		
							12,843	$396,078
							13,692	422,261
							7,530	232,225
Pamela J. Keefe *	0	---	---	---	1,000	30,840		
							1,849	57,023
Joan F. Gamble	3,900	16.1500	16.1050	5/1/2011	0	---		
	4,300	19.2700	19.0750	5/7/2012	0	---		
	5,150	17.4900	17.4900	5/6/2013	0	---		
	9,350	20.1100	20.1500	5/4/2014	0	---		
	3,777	21.5200	21.4450	5/3/2015	0	---		
							1,942	59,891
							2,162	66,676
							1,849	57,023
Joseph M. Kraus	5,900	16.1500	16.1050	5/1/2011	0	---		
	6,200	19.2700	19.0750	5/7/2012	0	---		
	11,760	17.4900	17.4900	5/6/2013	0	---		
	13,610	20.1100	20.1500	5/4/2014	0	---		
	5,494	21.5200	21.4450	5/3/2015	0	---		
							2,987	92,119
							3,171	97,794
							2,699	83,237
Dale A. Rocheleau	13,610	20.1100	20.1500	5/4/2014	0	---		
	5,494	21.5200	21.4450	5/3/2015	0	---		
							2,987	92,119
							3,171	97,794
							2,699	83,237

* Ms. Keefe was not eligible to participate in either the LTIP 2005-2007 or the LTIP 2006-2008 Cycle.

   (1) Options vest and become exercisable immediately upon grant.

   (2) The expiration date of each option occurs ten years after the date of each option grant.

   (3) Restricted Stock Awards.

Executive Officer	Date of Award	Shares	Term	Expires	Closing Stock Price on Date of Award
Robert H. Young	2/27/06	4,500	Two-year cliff vest (i)	2/27/08	$21.90
Pamela J. Keefe	6/5/06	1,000	Three-year cliff vest	6/5/09	18.15

Dividends at normal rates are paid on restricted stock.

(i) As Mr. Young is retirement eligible, if he leaves before the two-year vesting schedule, he is entitled to this amount.

(4) Market value of stock calculated by multiplying the closing market price on December 31, 2007 of $30.84.

(5) As of December 31, 2007, the table below shows the restricted performance units cycles and payouts.

These contingent shares payout based on the Total Shareholder Return and Operational Measures criteria as described in the Long-Term Incentive Program section of the CD&A.

The contingent grant of the units listed in this table are given annually at the beginning of each three-year cycle. Based upon satisfying pre-established performance targets, the actual number of shares at the end of the cycle may range from zero to 1.5 times the number of units granted, plus dividend reinvestment. Below threshold performance warrants no payout. The participants are deemed to have earned and are entitled to receive a pro-rata portion of the stock units that are potentially earnable relating to the performance cycle in effect as of the CIC of Central Vermont as defined under the Performance Share Incentive Plan. See also "Potential Payments Upon Termination or Change-In-Control" table on page 52.

		As of December 31, 2007				
Name	Cycle	Restricted Units (#) TSR/Op. Meas.	Units (#) Earned	Units (#) Accrued (i)	Total Units (#) (ii)	Restricted Unit Value ($)
Robert H. Young	2005-2007 **	8,600/4,300	9,976/1,419	1,268/180	12,843	$ 396,078
	2006-2008	9,500/9,500	2,850/9,500	310/1,032	13,692	422,261
	2007-2009	5,300/5,300	1,590/5,300	148/492	7,530	232,225
	Total	42,500	30,635	3,430	34,065	1,050,565
Pamela J. Keefe *	2007-2009	1,300/1,300	390/1,300	36/123	1,849	57,023
	Total	2,600	1,690	159	1,849	57,023
Joan F. Gamble	2005-2007 **	1,300/650	1,508/215	192/27	1,942	59,891
	2006-2008	1,500/1,500	450/1,500	49/163	2,162	66,676
	2007-2009	1,300/1,300	390/1,300	36/123	1,849	57,023
	Total	7,550	5,363	590	5,953	183,591
Joseph M. Kraus	2005-2007 **	2,000/1,000	2,320/330	295/42	2,987	92,119
	2006-2008	2,200/2,200	660/2,200	72/239	3,171	97,794
	2007-2009	1,900/1,900	570/1,900	53/176	2,699	83,237
	Total	11,200	7,980	877	8,857	273,150
Dale A. Rocheleau	2005-2007 **	2,000/1,000	2,320/330	295/42	2,987	92,119
	2006-2008	2,200/2,200	660/2,200	72/239	3,171	97,794
	2007-2009	1,900/1,900	570/1,900	53/176	2,699	83,237
	Total	11,200	7,980	877	8,857	273,150

* Ms. Keefe was not eligible to participate in either the 2005-2007 or the 2006-2008 Cycle.

** Total Units represents actual units paid out for the 2005-2007 Cycle on January 7, 2008 and February 25, 2008 with the Restricted Unit Value calculation provided in footnote 6 below.

  (i)   Units accrued as a result of dividends earned and reinvested through the close of the cycle. The 2007 annual dividend rate was $0.92.

  (ii)   Represents units earned plus units accrued.

(6)   Market value of performance units calculated by multiplying the closing market price on December 31, 2007 of $30.84 as shown in footnote 5 above. This is not representative of what may actually be awarded based on performance.

OPTION EXERCISES AND STOCK VESTED AT FISCAL YEAR-END 2007

		(b) Option Awards	(c)	(d) Stock Awards	(e)
(a) Name		Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert H. Young	Options	35,500	$633,498	0	0
	Stock	0	0	0	0
Pamela J. Keefe	Options	0	0	0	0
	Stock	0	0	0	0
Joan F. Gamble	Options	6,500	88,043	0	0
	Stock	0	0	0	0
Joseph M. Kraus	Options	0	0	0	0
	Stock	0	0	0	0
Dale A. Rocheleau	Options	0	0	0	0
	Stock	0	0	0	0

Pension Plan and Officers' Supplemental Retirement Plan

The Pension Plan of Central Vermont Public Service Corporation and Its Subsidiaries (the "Pension Plan") as amended through December 31, 2005 is a defined benefit plan which covers all full-time employees of the Company who have at least one year of service during which at least 1,000 hours was worked. The Pension Plan is a final average pay plan whereby each participant's benefit is determined based on their highest consecutive five-year average pensionable pay and years of service. The formula is (1.45% times Final Average Pay) plus (0.3% times Final Average Pay over the Wage Base) times (years of service up to 30 years) plus (0.5% times Final Average Pay times years of service over 30). Central Vermont's Pension Plan allows employees to retire with a reduced benefit at age 55 and 10 years of service. Full benefits accrue at age 60. Lump sum payouts are allowed.

All participants in the Pension Plan whose covered pay exceeds the limit imposed under IRC Section 401(a)(17) are eligible to participate in the Officer's Supplemental Retirement Plan (the "SERP"). The SERP mirrors the Pension Plan except that it is not restricted by the IRC covered pay limit ($225,000 in 2007). The SERP and the Pension Plan are coordinated to provide a total pension benefit based on the Pension Plan formula using covered pay without regard to the IRC limit. The SERP benefit is equal to the total pension benefit using the Pension Plan formula without regard to the IRC covered pay limit, minus the pension benefit available under the Pension Plan, which applies the IRC limit.

The table below shows the present value of accumulated benefits for each participant's benefit accrued-to-date. The present value of accumulated benefits was computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to the Company's audited financials for the most recently completed fiscal year. Also, the assumptions used were the same as those used for financial reporting purposes under generally accepted accounting principles, except that we assumed that participants would retire at age 60, the plan's earliest unreduced retirement age.

PENSION BENEFITS

(a) Name	(b) Plan Name	(c) Number of Years Credited Service (#)	(d) Present Value Accumulated Benefit ($)	(e) Payments During Last Fiscal Year ($)
Robert H. Young [1,2]	Qualified	20.25	$ 890,660	$0
	SERP	20.25	1,514,875	0
Pamela J. Keefe	Qualified	1.33	22,402	0
	SERP	1.33	209	0
Joan F. Gamble	Qualified	18.33	423,673	0
	SERP	18.33	17,190	0
Joseph M. Kraus [1]	Qualified	26.17	733,936	0
	SERP	26.17	379,334	0
Dale A. Rocheleau	Qualified	3.92	90,066	0
	SERP	3.92	19,208	0

(1)   The SERP provides a grandfathered benefit for certain executive officers who participated in the plan as of January 1, 1998. Messrs. Young and Kraus are eligible for the grandfathered benefit upon retirement from the Company after attainment of age 55 with 10 or more years of service. These individuals receive the greater, on an actuarial present value basis, of the grandfathered benefit and the benefit provided under the basic SERP provisions. The grandfathered benefit includes both a pension and death benefit as described below.

   (i)   Grandfathered Pension Benefit - An annual payment equal to a specified percentage of the individuals final year's base salary (excluding MIP compensation and other forms of remuneration) payable upon attainment of age 65 for a period of 15 years. The applicable percentages are 44% for Mr. Young and 33% for Mr. Kraus. The grandfathered pension benefit is reduced by the value of any Pension Plan benefit attributable to MIP compensation. The benefit is further reduced by 5% per year for payment upon early retirement before age 65.

   (ii)   Grandfathered Death Benefit - $166,667 payable to the designated beneficiary upon the death of the executive officer following retirement.

(2)   Mr. Young is currently eligible for early retirement under the Pension Plan and the SERP because he has attained age 55 and has completed more than 10 years of service.

Nonqualified Defined Contribution and Other Deferred Compensation Plans

The following table illustrates details for the executive officers who have deferred compensation (in the current year and/or in prior years) under the Company's unfunded, nonqualified, Deferred Compensation Plan for Officers and Directors. Irrevocable deferral elections are made by eligible executives in December of each year for cash amounts to be earned, or granted if in regard to LTIP awards, in the following year. Officers may elect to defer up to 25% of their base salary and may also elect to defer 100% of their annual incentive pay and LTIP awards.

Investment options available under the Plan may vary depending upon the type of compensation deferred. Investment options for base salary and annual incentives are a fixed rate of return equal to prime rate plus 1% or the share price of the Company's Common Stock for the year, including dividends which are credited on the date dividends are paid to the Company's stockholders. Participants may change the investment option on their existing balance in a subsequent election during the annual election period each December. The only investment option for LTIP awards is the share price of the Company's Common Stock for the year.

Payments are made in the form (lump sum cash distribution or annual cash installments) and timing (upon retirement, resignation or the attainment of an age) previously specified by the participant in an irrevocable election. Exceptions to this are 1) in the case of a CIC where the Company has the option of making the payment in the form of an immediate lump sum payment, 2) the death of a participant where the remaining balance will be paid in a lump sum as soon as practicable to the beneficiary or 3) when a participant chooses an in-service distribution date but leaves the Company before this date, therefore receiving a payment as soon as practical following the termination date pursuant to the Plan.

NONQUALIFIED DEFINED CONTRIBUTION AND OTHER DEFERRED COMPENSATION PLANS FISCAL YEAR 2007

(a)	(d)	(f)
	Aggregate Earnings in	**Aggregate balance at**
Name (1)	**Last FY ($)**	**Last FYE ($)**
Robert H. Young	$ 0	$ 0
Pamela J. Keefe	0	0
Joan F. Gamble	22,192	473,886
Joseph M. Kraus	0	0
Dale A. Rocheleau	0	0

(1)   None of the named executive officers participated in the Plan during 2007. Over a three-year period from 2003 to 2005, Ms. Gamble deferred $304,733 in compensation. In January 2005 Ms. Gamble deferred receipt of her MIP and LTIP payouts in January 2005 which was reported in last year's SCT under the Bonus and LTIP Payouts column.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Payments and benefits upon ordinary termination of employment, involuntary termination and retirement include the following that are provided to all salaried employees on a non-discriminatory basis:

· Accrued salary and vacation pay;

· Benefits under the Company's layoff policy;

· Target annual incentive payment prorated for portion of year worked in year of retirement (not regularly available if involuntary termination);

· Regular benefits under the qualified Pension Plan. See "Pension Benefits" on page 50;

· Distributions of plan balances under the Employee Savings and Investment Plan (401(k)); and

· Health and welfare benefits provided to all retirees including retiree medical, dental and life insurance.

Distributions of plan balances under the Company's unfunded, nonqualified Deferred Compensation Plan are available following ordinary termination of employment, involuntary termination and retirement. The plan balances as of December 31, 2007 are shown above.

A pro-rated portion of the annual incentive plan, assuming target performance for a portion of the year worked is provided to executive officers whose employment ends mid-cycle due to death, disability, or CIC. A pro-rata portion of performance shares at target level is provided to executive officers whose employment ends mid-cycle due to retirement, death, disability, or CIC. Any grants of restricted stock to executive officers are automatically vested upon the same events. The value of these equity awards upon a retirement, death, or disability event as of December 31, 2007 is as follows:

	Equity Awards Payable Upon	
	Retirement	Death or Disability
Mr. Young	$689,007	$689,007
Ms. Keefe	N/A*	57,568
Ms. Gamble	N/A*	96,385
Mr. Kraus	N/A*	141,247
Mr. Rocheleau	N/A*	141,247

 * Has not satisfied the requirements for retirement as of December 31, 2007 (age 55 or older with 10 or more years of service)

A termination due to death or disability does not entitle the named executive officers to any future payments or benefits beyond those described above that are not generally available to salaried employees, except for a higher level of
life insurance - four times for CEO and three times salary for other officers versus 1.5 times salary for all other employees.

CIC agreements providing severance and other benefits apply to all named executive officers. A CIC under the agreements is deemed to occur upon the happening of one of the following events:

(1) an acquisition of 20% or more of the Company's outstanding voting securities;

(2) a change of more than one-third of Board over the term of the agreement except where the new Board members were approved by a vote of at least two-thirds of the incumbent members of the Board;

(3) a consummation of a reorganization, merger, or acquisition that dilutes current ownership by more than 40%;

(4) a sale of all or substantially all assets as determined by the Board that dilutes current ownership by more than 40%; and

(5) a complete liquidation or dissolution of the Company.

A payment event would occur under the CIC agreement if at any time within the 3-year period following a CIC a covered executive's employment is terminated in a manner that constitutes a separation from service as defined for purposes of Code Section 409A for any reason other than (i) a voluntary termination by the covered executive without good reason, (ii) by the Company as a result of executive's incapacity due to a physical or mental illness or for Cause, or (iii) due to the executive's death. For this purpose "good reason" does allow a covered executive to terminate employment for any reason during the thirteenth month after a CIC if a majority of the Company's Board at such time is comprised of individuals who were not members of the Board at the time of the CIC. However, under such circumstances, the CIC benefits will be reduced to the extent necessary to fall below the IRC Section 280G limit, i.e. 3x the executive's average W-2 compensation paid by the Company for the five calendar years preceding the CIC event.

The table below provides the incremental benefits available upon a CIC and Termination Event as of December 31, 2007. The table does not include payments and benefits described above that are provided in the event of an ordinary termination of employment, involuntary termination or retirement.

Name and Principal Position	Cash Severance Payment (1)	Acceleration of Equity Awards (2)	SERP and Welfare Benefit Value (3)	Excise Tax Gross Ups (4)	Reduction to IRC 208(G) Limit (5)	Total Payments under a CIC
Robert H. Young President and CEO	$2,578,651	$ 0	$487,058	$0	$ 0	$3,065,709
Pamela J. Keefe Vice President, Chief Financial Officer, and Treasurer	237,500	57,568	152,484	0	0	447,552
Joan F. Gamble Vice President - Strategic Change and Business Services	574,093	96,385	190,771	0	(51,482)	809,767
Joseph M. Kraus Senior Vice President - Operations, Engineering, and Customer Service	1,076,365	141,247	346,360	0	(99,839)	1,464,133
Dale A. Rocheleau Senior Vice President, General Counsel and Corporate Secretary	274,294	141,247	260,191	0	0	675,732

(1)   Equals five-year average W-2 wages (reduced for stock options exercised in the prior two years) times severance multiplier of 2.99 for Messrs. Young, Kraus and Ms. Gamble and 1.00 for Mr. Rocheleau and Ms. Keefe.

(2)   Performance shares (including reinvested dividends) valued at the closing stock price of $30.84 on December 31, 2007 were assumed to be paid at target based for the pro-rata portion of the cycle through which executives have already worked at the time of the CIC.

(3)   These incremental benefits are described above and are intended to be reasonable compensation for the executive officer's commitment to provide consulting services as required by the Company for one year post-termination and refraining from working in competition with, or for a competitor of the Company, for one year post-termination. To the extent that these benefits exceed reasonable compensation for the post-termination consulting services and non-compete agreement, the benefits may be reduced or additional tax gross-ups may apply in accordance with the conditional tax gross-up provision described in note (5) below.

The following standard actuarial assumptions were used to calculate the incremental SERP benefit values:

Discount rate	6.30%
Mortality (post-retirement only)	RP-2000 mortality table projected to 2010
Benefit commencement and payment form	If eligible for early retirement, lump sum payable upon termination (Mr. Young only), otherwise single life annuity payable at the earliest unreduced retirement age (62 for Mr. Kraus and Ms. Gamble, and 65 for Ms. Keefe and Mr. Rocheleau)

The Health and Welfare benefit values reflecting three years continued participation were estimated at three times the current cost of coverage.

(4) Upon a CIC, employees may be subject to certain excise taxes under Section 280G of the Internal Revenue Code. The Company has agreed to reimburse the affected employees for those excise taxes as well as any income and excise taxes payable by the executive as a result of any reimbursements for the 280G excise taxes. The amounts in the table are based on a 280G excise tax rate of 20%, 35% federal marginal income tax rate and Vermont State tax rate of 9.5%.

(5) There is a conditional gross-up for excise tax on the termination payments under Section 4999 of the Internal Revenue Code only in circumstances where the CIC benefits are over the IRC Section 280(G) limits by more than 10%. If CIC benefits are between 100% and 110% of the IRC Section 280(G) limits, the total CIC benefit is reduced to 100% of the IRC Section 280(G) limit.

By Order of the Board of Directors

ROBERT H. YOUNG
President and Chief Executive Officer

It is important that proxies be voted promptly. Stockholders who do not expect to attend in person are urged to vote either (a) by casting your vote electronically at the Website listed on your proxy card, (b) vote by telephone, or (c) by signing, dating and returning the accompanying proxy card in the enclosed envelope, which requires no postage if mailed in the United States.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
OMNIBUS STOCK PLAN
(Amended and Restated 2002 Long-Term Incentive Plan)

1. Purpose. The purpose of the Omnibus Stock Plan (the "Omnibus Stock Plan") is to further and promote the interests of Central Vermont Public Service Corporation (the "Company"), its Subsidiaries and its shareholders by enabling the Company and its Subsidiaries to attract, retain and motivate executive officers, employees, and non-employee directors or those who will become executive officers, employees, or non-employee directors and to align the interests of those individuals and the Company's shareholders. To do this, the Omnibus Stock Plan offers performance-based incentive grants and equity-based opportunities providing such executive officers, employees, and non-employee directors with a proprietary interest in maximizing the growth, profitability and overall success of the Company and its Subsidiaries.

2. Definitions. For purposes of the Omnibus Stock Plan, the following terms shall have the meanings set forth below:

2.1. "Award Agreement" means the agreement executed by a Participant pursuant to Sections 3.2 and 16.7 of the Omnibus Stock Plan in connection with the granting of Common Stock.

2.2. "Board" means the Board of Directors of the Company, as constituted from time to time.

2.3. "Code" means the Internal Revenue Code of 1986, as in effect and as amended from time to time, or any successor statute thereto, together with any rules, regulations and interpretations promulgated thereunder or with respect thereto.

2.4. "Committee" means the compensation committee of the Board.

2.5. "Common Stock" means the common stock, $6 par value, of the Company or any security of the Company issued by the Company in substitution or exchange therefor. In the event of a change in the Common Stock of the Company that is limited to a change in the designation thereof to "Capital Stock" or other similar designation, or to a change in the par value thereof, or from par value to no par value, without increase or decrease in the number of issued shares, the shares resulting from any such change shall be deemed to be the Common Stock for purposes of the Omnibus Stock Plan.

2.6. "Company" means Central Vermont Public Service Corporation, a Vermont Corporation, and its wholly-owned subsidiaries or any successor corporation to Central Vermont Public Service Corporation.

2.7. "Exchange Act" means the Securities Exchange Act of 1934, as in effect and as amended from time to time, or any successor statute thereto, together with any rules, regulations and interpretations promulgated thereunder or with respect thereto.

2.8. "Fair Market Value" ("FMV") of a share of Common Stock means on, or with respect to, any given date, the average of the high and low quoted selling prices for a share of Common Stock, as traded on the New York Stock Exchange ("NYSE") for such date or, if the Common Stock was not traded on such date, on the next preceding day on which the Common Stock was traded. If at any time the Common Stock is not traded on such exchange, the FMV of a share of the Common Stock shall be determined in good faith by the Committee in a manner that is consistent with Section 409A of the Code.

2.9. "Participant" means any individual who is selected from time to time under Section 5 to receive a grant under the Omnibus Stock Plan.

2.10. "Performance Units" means the units granted under Section 9 of the Omnibus Stock Plan and the relevant Award Agreement.

2.11. **"Omnibus Stock Plan"** means the Company Omnibus Stock Plan, as set forth herein and as in effect and as amended from time to time (together with any rules and regulations promulgated by the Committee with respect thereto).

2.12. **"Restricted Shares"** means the shares of Common Stock granted pursuant to the provisions of Section 8 of the Omnibus Stock Plan and the relevant Award Agreement.

2.13. **"Retirement"** means attaining the retirement age as defined in the Pension Plan of Central Vermont Public Service Corporation and its Subsidiaries for employees and attainment of the age of 70 for members of the Board as defined in the By-laws of the Company.

2.14. **"Stock Appreciation Rights"** ("SAR") means an grant described in Section 7.2 of the Omnibus Stock Plan and granted pursuant to the provisions of Section 7 of the Omnibus Stock Plan and the relevant Award Agreement.

2.15. **"Stock Option"** means any stock option granted pursuant to the provisions of Section 6 of the Omnibus Stock Plan and the relevant Award Agreement. Stock Options granted under the Omnibus Stock Plan are not intended to qualify as "Incentive Stock Options" under Section 422 of the Code.

2.16. **"Stock Right"** means any Performance Unit that is based upon a specified number of shares of Common Stock, any Stock Option, any Restricted Stock or any Stock Appreciation Right that, in each case, is awarded pursuant to a Participant under the Omnibus Stock Plan.

2.17. **"Subsidiary(ies)"** means any corporation (other than the Company) in an unbroken chain of corporations, including and beginning with the Company, if each of such corporations, other than the last corporation in the unbroken chain, owns, directly or indirectly, more than fifty percent (50%) of the voting stock in one of the other corporations in such chain.

3. Administration.

3.1. The Committee. The Omnibus Stock Plan shall be administered by the Committee.

3.2. Omnibus Stock Plan Administration and Rules. The Committee is authorized to construe and interpret the Omnibus Stock Plan and to promulgate, amend and rescind rules and regulations relating to the implementation, administration and maintenance of the Omnibus Stock Plan. Subject to the terms and conditions of the Omnibus Stock Plan, the Committee shall make all determinations necessary or advisable for the implementation, administration and maintenance of the Omnibus Stock Plan including, without limitation, (a) selecting the Omnibus Stock Plan's Participants, (b) making grants in such amounts and form as the Committee shall determine, (c) imposing such restrictions, terms, and conditions upon such grants as the Committee shall deem appropriate, and (d) correcting any technical defect(s) or technical omission(s) or reconciling any technical inconsistency(ies) in the Omnibus Stock Plan and/or any Award Agreement. The Committee may designate persons other than members of the Committee to carry out the day-to-day ministerial administration of the Omnibus Stock Plan under such conditions and limitations as it may prescribe, except that the Committee shall not delegate its authority with regard to selecting Participants and/or granting any stock to Participants. The Committee's determinations under the Omnibus Stock Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated. Any determination, decision or action of the Committee in connection with the construction, interpretation, administration, implementation or maintenance of the Omnibus Stock Plan shall be final, conclusive and binding upon all Participants and any person(s) claiming under or through any Participants. The Company shall effect the granting of Common Stock under the Omnibus Stock Plan, in accordance with the determinations made by the Committee, by execution of written agreements and/or other instruments in such form as is approved by the Committee.

3.3. Liability Limitation. Neither the Board nor the Committee, nor any member of either, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Omnibus Stock Plan (or any Award Agreement), and the members of the Board and the Committee shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage which may be in effect from time to time.

4. Term of Omnibus Stock Plan/Common Stock Subject to Omnibus Stock Plan.

4.1. Term. The Omnibus Stock Plan shall terminate on May 8, 2012 and after such date no further Common Stock shall be granted under the Omnibus Stock Plan but stock previously granted may extend beyond such date.

4.2. Common Stock. The maximum number of shares of Common Stock that may be issued under the Omnibus Stock Plan, subject to adjustment as provided in Section 13.2 of the Omnibus Stock Plan, shall not exceed 450,000 shares. Common Stock which may be issued under the Omnibus Stock Plan may be either authorized and unissued shares or issued shares which have been reacquired by the Company (in the open-market or in private transactions) and which are being held as treasury shares. No fractional shares of Common Stock shall be issued under the Omnibus Stock Plan.

4.3. Computation of Available Shares. For the purpose of computing the total number of shares of Common Stock available for issuance under the Omnibus Stock Plan, there shall be counted against the limitations set forth in Section 4.2 of the Omnibus Stock Plan the maximum number of shares of Common Stock potentially subject to issuance upon exercise or settlement of grants under Sections 6 and 7 of the Omnibus Stock Plan, the number of shares of Common Stock issued under grants of Restricted Shares pursuant to Section 8 of the Omnibus Stock Plan and the maximum number of shares of Common Stock potentially issuable under grants or payments of Performance Units pursuant to Section 9 of the Omnibus Stock Plan, in each case determined as of the date on which such grants are settled by the issuance of stock. If any grants expire unexercised or are forfeited, surrendered, cancelled, terminated or settled in cash in lieu of Common Stock, the shares of Common Stock which were theretofore subject (or potentially subject) to such grants shall again be available for grants under the Omnibus Stock Plan to the extent of such expiration, forfeiture, surrender, cancellation, termination or settlement of such grants.

For purposes of determining the maximum number of shares of Common Stock available for grants under the Omnibus Stock Plan, if the exercise price of any Stock Option granted under the Omnibus Stock Plan is satisfied by tendering shares of Common Stock to the Company (by either actual delivery or by attestation), only the number of shares of Common Stock issued net of the shares of Common Stock tendered shall be deemed to be delivered for purposes of determining the maximum number of shares of Common Stock available for issuance under the Omnibus Stock Plan.

To the extent any shares of Common Stock subject to an grant are surrendered to the Company in order to satisfy any applicable tax withholding obligation required pursuant to Section 16.1, such shares shall again be available for issuance.

5. Eligibility. Individuals eligible for grants under the Omnibus Stock Plan shall consist of non-employee directors, executive officers, and employees or those who will become non-employee directors or executive officers or employees of the Company and/or its Subsidiaries and whose performance or contribution, in the sole discretion of the Committee, benefits or will benefit the Company or any Subsidiary. A grant may be awarded to an executive officer or non-employee director prior to the date the executive officer is hired or first performs services for the Company or any Subsidiary, or the non-employee director is elected or appointed to the Board, provided, however, that such grant shall not become exercisable and/or vested prior to the date the executive officer first performs such services or the non-employee director is elected or appointed.

6. Stock Options.

6.1. Terms and Conditions. Stock Options granted under the Omnibus Stock Plan shall be in respect of Common Stock and shall not constitute "Incentive Stock Options" pursuant to Code Section 422. Such Stock Options shall be subject to the terms and conditions set forth in this Section 6 and any additional terms and conditions, not inconsistent with the express terms and provisions of the Omnibus Stock Plan, as the Committee shall set forth in the relevant Award Agreement.

6.2. Grant. Stock Options may be granted under the Omnibus Stock Plan in such form as the Committee may from time to time approve. Stock Options may be granted alone or in addition to other grants under the Omnibus Stock Plan or in tandem with Stock Appreciation Rights.

6.3. Exercise Price. The exercise price per share of Common Stock subject to a Stock Option shall be determined by the Committee, including, without limitation, a determination based on a formula determined by the Committee, but may not be less than one hundred percent (100%) of the FMV of a share of Common Stock on the date immediately preceding the date on which the Stock Option is granted.

No Stock Option shall provide by its terms for the resetting of its exercise price or for its cancellation and re-issuance, in whole or in part; provided that the foregoing shall not limit the authority of the Committee to grant additional Stock Options hereunder.

6.4. Term. The term of each Stock Option shall be such period of time as is fixed by the Committee.

6.5. Method of Exercise. A Stock Option may be exercised, in whole or in part, by giving written notice of exercise to the Secretary of the Company, or the Secretary's designee, specifying the number of shares to be purchased. Such notice shall be accompanied by payment in full of the exercise price (a) in cash, by certified check, bank draft, or money order payable to the order of the Company, (b) if permitted by the Committee (in its sole discretion), by delivery of shares of Common Stock already owned by the Participant for at least six (6) months, or (c) in some other form of payment acceptable to the Committee. Payment instruments shall be received by the Company subject to collection. The proceeds received by the Company upon exercise of any Stock Option may be used by the Company for general corporate purposes. Any portion of a Stock Option that is exercised may not be exercised again.

6.6. Exercisability. Any Stock Option granted under the Omnibus Stock Plan shall become exercisable on such date or dates as determined by the Committee (in its sole discretion) at any time and from time to time in respect of such Stock Option.

6.7. Tandem Grants. If Stock Options and Stock Appreciation Rights are granted in tandem, as designated in the relevant Award Agreement, the right of any Participant to exercise any such tandem Stock Option shall terminate to the extent such Participant exercises the Stock Appreciation Right to which such Stock Option is related.

7. Stock Appreciation Rights.

7.1. Terms and Conditions. The grant of SARs under the Omnibus Stock Plan shall be subject to the terms and conditions set forth in this Section 7 and any additional terms and conditions, not inconsistent with the express terms and provisions of the Omnibus Stock Plan, as the Committee shall set forth in the relevant Award Agreement.

7.2. Stock Appreciation Rights. A grant with respect to a specified number of shares of Common Stock entitling a Participant to receive an amount equal to the excess of the FMV of a share of Common Stock on the date of exercise over the FMV of a share of Common Stock on the date or settlement of the grant of the SAR, multiplied by the number of shares of Common Stock with respect to which the SAR shall have been exercised.

7.3. Grant. An SAR may be granted in addition to any other grant under the Omnibus Stock Plan, in tandem with or independent of a Stock Option.

7.4. Date of Exercisability. Any SAR, unless otherwise (a) determined by the Committee (in its sole discretion) at any time and from time to time in respect of any such SAR, or (b) provided in an Award Agreement, an SAR granted under the Omnibus Stock Plan may be exercised by a Participant, in accordance with and subject to all of the procedures established by the Committee, in whole or in part at any time and from time to time during its specified term. Notwithstanding the preceding sentence, in no event shall an SAR be exercisable prior to the exercisability of any Stock Option with which it is granted in tandem. The Committee may also provide, as set forth in the relevant Award Agreement and without limitation, that some SARs shall be automatically exercised and settled on one or more fixed dates specified therein by the Committee.

7.5. Form of Payment. Upon exercise of an SAR, payment may be made in cash, in Restricted Shares or in shares of unrestricted Common Stock, or in any combination thereof, as the Committee, in its sole discretion, shall determine and provide in the relevant Award Agreement.

7.6. Tandem Grant. The right of a Participant to exercise a tandem SAR shall terminate to the extent such Participant exercises the Stock Option to which such SAR is related.

8. Restricted Shares.

8.1. Terms and Conditions. Grants of Restricted Shares shall be subject to the terms and conditions set forth in this Section 8 and any additional terms and conditions, not inconsistent with the express terms and provisions of the Omnibus Stock Plan, as the Committee shall set forth in the relevant Award Agreement.

Nothing in this Omnibus Stock Plan shall require that Restricted Shares be subject to any conditions and nothing herein shall limit or restrict the Committee's ability to grant fully vested and nonforfeitable Restricted Shares. Restricted Shares may be granted alone or in addition to any other grants under the Omnibus Stock Plan. Subject to the terms of the Omnibus Stock Plan, the Committee shall determine the number of Restricted Shares to be granted to a Participant and the Committee may provide or impose different terms and conditions on any particular Restricted Share grant made to any Participant. With respect to each Participant receiving a grant of Restricted Shares, there shall be issued a stock certificate (or certificates) in respect of such Restricted Shares. Except as otherwise provided in this Section 8.1, such stock certificate(s) shall be registered in the name of such Participant, shall be accompanied by a stock power duly executed by such Participant, and shall bear, among other required legends, the following legend:

> "THE TRANSFERABILITY OF THIS CERTIFICATE AND THE SHARES OF COMMON STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING, WITHOUT LIMITATION, FORFEITURE EVENTS) CONTAINED IN THE CENTRAL VERMONT PUBLIC SERVICE CORPORATION OMNIBUS STOCK PLAN AND AN AWARD AGREEMENT ENTERED INTO BETWEEN THE REGISTERED OWNER HEREOF AND CENTRAL VERMONT PUBLIC SERVICE CORPORATION."

Such stock certificate evidencing such shares shall in the sole discretion of the Committee, be deposited with and held in custody by the Company until the restrictions thereon shall have lapsed and all of the terms and conditions applicable to such grant shall have been satisfied. Restricted Shares that are granted fully vested and nonforfeitable shall not contain the legend provided above.

8.2. Restricted Share Grants. A grant of Restricted Shares is an issuance of shares of Common Stock granted to a Participant, subject to such restrictions, terms and conditions, if any, as the Committee deems appropriate, including, without limitation, (a) restrictions on the sale, assignment, transfer, hypothecation or other disposition of such shares, (b) the requirement that the Participant deposit such shares with the Company while such shares are subject to such restrictions, and (c) the requirement that such shares be forfeited upon termination of employment for specified reasons within a specified period of time or for other reasons (including, without limitation, the failure to achieve designated performance goals).

8.3. Restriction Period. In accordance with Sections 8.1 and 8.2 of the Omnibus Stock Plan and unless otherwise determined by the Committee (in its sole discretion) at any time and from time to time, Restricted Shares shall only become unrestricted and vested in the Participant in accordance with such vesting schedule relating to such Restricted Shares, if any, as the Committee may establish in the relevant Award Agreement (the "Restriction Period"). During the Restriction Period, if any, such stock shall be and remain unvested and a Participant may not sell, assign, transfer, pledge, encumber or otherwise dispose of or hypothecate such grant. Upon satisfaction of the vesting schedule and any other applicable restrictions, terms and conditions, if any, the Participant shall be entitled to receive payment of the Restricted Shares or a portion thereof, as the case may be, as provided in Section 8.4 of the Omnibus Stock Plan.

8.4. Payment of Restricted Share Grants. After the satisfaction and/or lapse of the restrictions, terms and conditions established by the Committee in respect of a grant of Restricted Shares, or upon the grant of the Restricted Shares, if such Restricted Shares are fully vested and nonforfeitable, a new certificate, without the legend set forth in Section 8.1 of the Omnibus Stock Plan, for the number of shares of Common Stock which are no longer subject to such restrictions, terms and conditions shall, as soon as practicable thereafter, be delivered to the Participant.

8.5. Shareholder Rights. A Participant shall have, with respect to the shares of Common Stock underlying a grant of Restricted Shares, all of the rights of a shareholder of such stock (except as such rights are limited or restricted under the Omnibus Stock Plan or in the relevant Award Agreement). Any stock dividends paid in respect of unvested Restricted Shares shall be treated as additional Restricted Shares and shall be subject to the same restrictions and other terms and conditions that apply to the unvested Restricted Shares in respect of which such stock dividends are issued.

9. Performance Units.

9.1. Terms and Conditions. Performance Units shall be subject to the terms and conditions set forth in this Section 9 and any additional terms and conditions, not inconsistent with the express provisions of the Omnibus Stock Plan, as the Committee shall set forth in the relevant Award Agreement.

9.2. Performance Unit Grants. A Performance Unit is a grant of units (with each unit representing such monetary amount or such amount represented in shares of Common Stock as is designated by the Committee in the Award Agreement) granted to a Participant, subject to such terms and conditions as the Committee deems appropriate, including, without limitation, the requirement that the Participant forfeit such units (or a portion thereof) in the event certain performance criteria or other conditions are not met within a designated period of time.

9.3. Grants. Performance Units may be granted alone or in addition to any other grants under the Omnibus Stock Plan. Subject to the terms of the Omnibus Stock Plan, the Committee shall determine the number of Performance Units to be granted to a Participant and the Committee may impose different terms and conditions on any Performance Units granted to any Participant.

9.4. Performance Goals and Performance Periods. Participants receiving a grant of Performance Units shall only earn into and be entitled to payment in respect of such grants if the Company and/or the Participant achieves certain performance goals during and in respect of a designated performance period (the "Performance Period"). The performance goals and the Performance Period shall be established by the Committee, in its sole discretion. The Committee shall establish performance goals for each Performance Period prior to, or as soon as practicable after, the commencement of such Performance Period. These performance measures may include items such as 1) relative total shareholder return, 2) return on assets, return on equity, and return on capital employed, 3) customer service and reliability standards set forth by the Vermont Public Service Board, 4) customer satisfaction, 5) safety goals, 6) comparisons to peer companies, 7) earnings per share, 8) net income, and 9) cash flow. The Committee shall also establish a schedule or schedules for Performance Units setting forth the portion of the grant which will be earned or forfeited based on the degree of achievement, or lack thereof, of the Performance Goals at the end of the relevant Performance Period. Such performance measures shall be defined as to their respective components and meaning by the Committee. During any Performance Period, the Committee shall have the authority to adjust the Performance Goals and/or the Performance Period in such manner as the Committee, in its sole discretion, deems appropriate at any time and from time to time;

provided, *however*, that in the case of Performance Units intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, no such adjustment shall result in an increase of the amount of compensation payable that would otherwise be due upon attainment of the Performance Goal.

9.5. Payment of Units. With respect to each Performance Unit, the Participant shall, if the applicable Performance Goals have been achieved, or partially achieved, as determined by the Committee in its sole discretion, during the relevant Performance Period, be entitled to receive payment in an amount equal to the designated value of each Performance Unit times the number of such units so earned.

Payment in settlement of earned Performance Units shall be made as soon as practicable following the conclusion of the respective Performance Period (and any additional vesting period provided in the relevant Award Agreement) in cash, in unrestricted Common Stock, in Restricted Shares, or in any combination thereof, as the Committee, in its sole discretion, shall determine and provide in the relevant Award Agreement.

9.6. Performance-Based Grants. Performance Units, Restricted Shares, and other grants subject to performance criteria that are intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code shall be paid solely on account of the attainment of one or more pre-established, objective performance goals within the meaning of Section 162(m) and the regulations thereunder, which performance goals shall include the Performance Goals. The payout of any such grant in the case of Performance Units intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code may be reduced, but not increased, based on the degree of attainment of other performance criteria or otherwise at the discretion of the Committee.

10. Deferral.

10.1. Deferrals. The Committee may, pursuant to any plan of the Company or any Subsidiary allowing the deferral of compensation, permit a Participant to elect to defer receipt of any payment of cash or any delivery of shares of Common Stock that would otherwise be due to such Participant by virtue of the exercise, earn out or settlement of any grant made under the Omnibus Stock Plan. If any such election is permitted, the Committee shall establish rules and procedures for such deferrals.

11. Maximum Yearly Issuance of Common Stock. The maximum amounts of shares of Common Stock available for issuance under this Section 11 are subject to adjustment under Section 13 and are subject to the Omnibus Stock Plan maximum under Section 4.2.

11.1. Performance Units. No individual Participant may receive in any calendar year grants of Performance Units exceeding 50,000 shares of Common Stock or the then equivalent FMV of such shares on the grant date(s).

11.2. Stock Options and Stock Appreciation Rights. No individual Participant may receive in any calendar year grants of Stock Options or Stock Appreciation Rights covering in excess of 100,000 shares of Common Stock.

11.3. Restricted Shares. No individual Participant may receive in any calendar year grants of Restricted Shares exceeding 70,000 shares of Common Stock.

12. Non-transferability of Grants. Unless otherwise provided in an Award Agreement, no stock granted pursuant to the Omnibus Stock Plan, and no rights or interests herein or therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged, or otherwise hypothecated or disposed of by a Participant or any beneficiary(ies) of any Participant, except by testamentary disposition by the Participant or the laws of intestate succession. No such interest shall be subject to execution, attachment or similar legal process, including, without limitation, seizure for the payment of the Participant's debts, judgments, alimony, or separate maintenance. Unless otherwise provided in an Award Agreement, during the lifetime of a Participant, Stock Options and Stock Appreciation Rights are exercisable only by the Participant.

13. Changes in Capitalization and Other Matters.

13.1. No Corporate Action Restriction. The existence of the Omnibus Stock Plan, any Award Agreement and/or any grant pursuant to the Omnibus Stock Plan shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Company's or any Subsidiary's capital structure or its business, (b) any merger, consolidation or change in the ownership of the Company or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stocks ahead of or affecting the Company's or any Subsidiary's capital stock or the rights thereof, (d) any dissolution or liquidation of the Company or any Subsidiary, (e) any sale or transfer of all or any part of the Company's or any Subsidiary's assets or business, or (f) any other corporate act or proceeding by the Company or any Subsidiary. No Participant, beneficiary or any other person shall have any claim against any member of the Board or the Committee, the Company or any Subsidiary, or any employees, officers, shareholders or agents of the Company or any Subsidiary, as a result of any such action.

13.2. Adjustments. Upon the occurrence of any of the following events, a Participant's rights with respect to any Stock Right granted to him or her hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in a Participant's Award Agreement:

A. *Stock Dividends and Stock Splits.* If

> · (i) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or

> · (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, the number of shares of Common Stock deliverable upon the exercise of a Stock Option or acceptance of a Stock Grant shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made including, in the purchase price per share, to reflect such events. The number of Shares subject to the limitation in Section 4.

The number of Shares subject to the limitation in Section 4 shall also be proportionately adjusted upon the occurrence of the events described in (i) and (ii) above.

B. *Corporate Transactions.* If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company's assets other than a transaction to merely change the state of incorporation (a "Corporate Transaction"), the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the "Successor Board"), shall, as to outstanding Stock Options, either:

> · (i) make appropriate provision for the continuation of such Stock Options by substituting on an equitable basis for the Shares then subject to such Stock Options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or

> · (ii) upon written notice to the Participants, provide that all Stock Options must be exercised (either (a) to the extent then exercisable or, (b) at the discretion of the Administrator, all Options being made fully exercisable for purposes of this Subparagraph), within a specified number of days of the date of such notice, at the end of which period the Stock Options shall terminate; or

> · (iii) terminate all Stock Options in exchange for a cash payment equal to the excess of the FMV of the Shares subject to such Stock Options (either (a) to the extent then exercisable or, (b) at the discretion of the Administrator, all Stock Options being made fully exercisable for purposes of this Subparagraph) over the exercise price thereof.

With respect to outstanding Restricted Share grants, the Administrator or the Successor Board, shall either:

· (i) make appropriate provisions for the continuation of such Restricted Share grants on the same terms and conditions by substituting on an equitable basis for the Shares then subject to such Restricted Share grants either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or

· (ii) terminate all Restricted Share grants in exchange for a cash payment equal to the excess of the FMV of the Shares subject to such Restricted Share grants over the purchase price thereof, if any. In addition, in the event of a Corporate Transaction, the Administrator may waive any or all Company repurchase rights with respect to outstanding Restricted Share grants.

C. *Recapitalization or Reorganization*. In the event of a recapitalization or reorganization of the Company other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising an Stock Option or accepting a Stock Grant after the recapitalization or reorganization shall be entitled to receive for the purchase price paid upon such exercise or acceptance of the number of replacement securities which would have been received if such Stock Option had been exercised or Stock Grant accepted prior to such recapitalization or reorganization.

D. *Adjustments to Stock-Based Grants*. Upon the happening of any of the events described in Subparagraphs A, B or C above, any outstanding stock-based grant shall be appropriately adjusted to reflect the events described in such Subparagraphs. The Administrator or the Successor Board shall determine the specific adjustments to be made under this Section 13, including, but not limited to the effect if any, of a Change in Control and, subject to Section 4, its determination shall be conclusive.

14. Change-In-Control ("CIC").

14.1. Acceleration of Unvested Grants. Notwithstanding any provision in the Omnibus Stock Plan to the contrary, if a CIC of the Company occurs (a) all Stock Options and/or Stock Appreciation Rights then unexercised and outstanding shall become fully vested and exercisable as of the date of the CIC, (b) all restrictions, terms and conditions applicable to all Restricted Shares then outstanding shall be deemed lapsed and satisfied as of the date of the CIC, and (c) the Performance Period shall be deemed completed, all Performance Goals shall be deemed attained at target levels and all Performance Units shall be deemed to have been fully earned pro-rated as of the date of the CIC . The immediately preceding sentence shall apply to only those Participants who are employed by the Company and/or one of its Subsidiaries as of the date of the CIC.

14.2. Change In Control. For the purpose of this Omnibus Stock Plan, a "CIC" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

14.2.1. The acquisition by any individual, entity or "group," within the meaning of Section 13(d)(3) of the Exchange Act (a "Person"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of voting securities of Company representing 20% of the combined voting power of the then outstanding voting securities of Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities");

14.2.2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least two-thirds of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by Company's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

14.2.3. The consummation of a reorganization, merger or consolidation or sale or other disposition of more than 50% of the assets of Company (a "Capital Transaction"), in each case, unless, following such Capital Transaction, all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Voting Securities immediately prior to such Capital Transaction beneficially own, directly or indirectly, at least 60% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Capital Transaction (including, without limitation, a corporation which as a result of such transaction owns Company or all or substantially all of Company's assets either directly or through one or more subsidiaries), in substantially the same proportions as their ownership, immediately prior to such Capital Transaction of the Outstanding Voting Securities; or

14.2.4. Approval by the stockholders of Company of a complete liquidation or dissolution of Company.

15. Amendment, Suspension and Termination.

15.1. In General. The Board may suspend or terminate the Omnibus Stock Plan (or any portion thereof) at any time and may amend the Omnibus Stock Plan at any time and from time to time in such respects as the Board may deem advisable to insure that any and all grants conform to or otherwise reflect any change in applicable laws or regulations, or to permit the Company or the Participants to benefit from any change in applicable laws or regulations, or in any other respect the Board may deem to be in the best interests of the Company or any Subsidiary. No such amendment, suspension or termination shall (a) materially adversely affect the rights of any Participant under any outstanding Stock Options, Stock Appreciation Rights, Performance Units, or Restricted Shares, without the consent of such Participant, (b) increase the number of shares of Common Stock available for grants pursuant to Section 4.2 without shareholder approval, or (c) increase the maximum number of shares of Common Stock that any individual Participant may receive subject to any Stock Options, Stock Appreciation Rights, Restricted Shares or Performance Units pursuant to Section 11, without shareholder approval.

15.2. Award Agreement Modifications. The Committee may (in its sole discretion) amend or modify at any time and from time to time the terms and provisions of any outstanding Stock Options, Stock Appreciation Rights, Performance Units, or Restricted Shares in any manner to the extent that the Committee under the Omnibus Stock Plan or any Award Agreement could have initially determined the restrictions, terms and provisions of such Stock Options, Stock Appreciation Rights, Performance Units or Restricted Shares, including, without limitation, changing or accelerating (a) the date or dates as of which Stock Options or Stock Appreciation Rights shall become exercisable, (b) the date or dates as of which Restricted Shares shall become vested, or (c) the Performance Period or Performance Goals in respect of any Performance Units provided, however, that in the case of Performance Units or Restricted Shares intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, no such amendment or modification shall result in an increase of the amount of compensation payable that would otherwise be due upon attainment of the Performance Goal.

No such amendment or modification shall, however, materially adversely affect the rights of any Participant under any such Award Agreement without the consent of such Participant.

16. Miscellaneous.

16.1. Tax Withholding. The Company shall have the right to deduct from any payment or settlement under the Omnibus Stock Plan, including, without limitation, the exercise of any Stock Option or Stock Appreciation Right, or the delivery, transfer or vesting of any Common Stock or Restricted Shares, any federal, state, local or other taxes of any kind which the Committee, in its sole discretion, deems necessary to be withheld to comply with the Code and/or any other applicable law, rule or regulation. Shares of Common Stock may be used to satisfy any such tax withholding. Such Common Stock shall be valued based on the FMV of such stock as of the date the tax withholding is required to be made, such date to be determined by the Committee. In addition, the Company shall have the right to require payment from a Participant to cover any applicable withholding or other employment taxes due upon any payment or settlement under the Omnibus Stock Plan.

16.2. No Right to Employment. Neither the adoption of the Omnibus Stock Plan, the granting of any stock, nor the execution of any Award Agreement, shall confer upon any employee of the Company or any Subsidiary any right to continued employment with the Company or any Subsidiary, as the case may be, nor shall it interfere in any way with the right, if any, of the Company or any Subsidiary to terminate the employment of any employee at any time for any reason.

16.3. Unfunded Plan. The Omnibus Stock Plan shall be unfunded and the Company shall not be required to segregate any assets in connection with any grants under the Omnibus Stock Plan. Any liability of the Company to any person with respect to any grant under the Omnibus Stock Plan or any Award Agreement shall be based solely upon the contractual obligations that may be created as a result of the Omnibus Stock Plan or any such Award Agreement. No such obligation of the Company shall be deemed to be secured by any pledge of, encumbrance on, or other interest in, any property or asset of the Company or any Subsidiary. Nothing contained in the Omnibus Stock Plan or any Award Agreement shall be construed as creating in respect of any Participant (or beneficiary thereof or any other person) any equity or other interest of any kind in any assets of the Company or any Subsidiary or creating a trust of any kind or a fiduciary relationship of any kind between the Company, any Subsidiary and/or any such Participant, any beneficiary thereof or any other person.

16.4. Payments to a Trust. The Committee is authorized to cause to be established a trust agreement or several trust agreements or similar arrangements from which the Committee may make payments of amounts due or to become due to any Participants under the Omnibus Stock Plan.

16.5. Other Company Benefit and Compensation Programs. Payments and other benefits received by a Participant under an Award Agreement made pursuant to the Omnibus Stock Plan shall not be deemed a part of a Participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary unless expressly provided in such other plans or arrangements, or except where the Committee expressly determines in writing that inclusion of an grant or portion of an grant should be included to accurately reflect competitive compensation practices or to recognize that a grant has been made in lieu of a portion of competitive annual base salary or other cash compensation. Grants under the Omnibus Stock Plan may be made in addition to, in combination with, or as alternatives to, grants or payments under any other plans or arrangements of the Company or its Subsidiaries. The existence of the Omnibus Stock Plan notwithstanding, the Company or any Subsidiary may adopt such other compensation plans or programs and additional compensation arrangements as it deems necessary to attract, retain and motivate employees.

16.6. Listing, Registration, and Other Legal Compliance. No grants or shares of the Common Stock shall be required to be issued or granted under the Omnibus Stock Plan unless legal counsel for the Company shall be satisfied that such issuance or grant will be in compliance with all applicable federal and state securities laws and regulations and any other applicable laws or regulations. The Committee may require, as a condition of any payment or share issuance, that certain agreements, undertakings, representations, certificates, and/or information, as the Committee may deem necessary or advisable, be executed or provided to the Company to assure compliance with all such applicable laws or regulations. Certificates for shares of the Restricted Shares and/or Common Stock delivered under the Omnibus Stock Plan may be subject to such stock-transfer orders and such other restrictions as the Committee may deem advisable under the rules, regulations, or other requirements of the Securities and Exchange Commission ("SEC"), any stock exchange upon which the Common Stock is then listed, and any applicable federal or state securities law. In addition, if, at any time specified herein (or in any Award Agreement or otherwise) for (a) the making of any grant, or the making of any determination, (b) the issuance or other distribution of Restricted Shares and/or Common Stock, or (c) the payment of amounts to or through a Participant with respect to any Award Agreement, any law, rule, regulation or other requirement of any governmental authority or agency shall require either the Company, any Subsidiary or any Participant (or any estate, designated beneficiary or other legal representative thereof) to take any action in connection with any such determination, any such shares to be issued or distributed, any such payment, or the making of any such determination, as the case may be, shall be deferred until such required action is taken. With respect to persons subject to Section 16 of the Exchange Act, transactions under the Omnibus Stock Plan are intended to comply with all applicable conditions of SEC Rule 16b-3.

16.7. Award Agreements. Each Participant receiving a grant under the Omnibus Stock Plan shall enter into an Award Agreement with the Company in a form specified by the Committee. Each such Participant shall agree to the restrictions, terms and conditions of the grant set forth therein and in the Omnibus Stock Plan.

16.8. Designation of Beneficiary. Each Participant to whom a grant has been made under the Omnibus Stock Plan may designate a beneficiary or beneficiaries to exercise any Stock Option or Stock Appreciation Right or to receive any payment which under the terms of the Omnibus Stock Plan and the relevant Award Agreement may become exercisable or payable on or after the Participant's death. At any time, and from time to time, any such designation may be changed or cancelled by the Participant without the consent of any such beneficiary. Any such designation, change or cancellation must be on a form provided for that purpose by the Committee and shall not be effective until received by the Committee. If no beneficiary has been designated by a deceased Participant, or if the designated beneficiaries have predeceased the Participant, the beneficiary shall be the Participant's estate. If the Participant designates more than one beneficiary, any payments under the Omnibus Stock Plan to such beneficiaries shall be made in equal shares unless the Participant has expressly designated otherwise, in which case the payments shall be made in the shares designated by the Participant.

16.9. Leaves of Absence/Transfers. The Committee shall have the power to promulgate rules and regulations and to make determinations, as it deems appropriate, under the Omnibus Stock Plan in respect of any leave of absence from the Company or any Subsidiary granted to a Participant. Without limiting the generality of the foregoing, the Committee may determine whether any such leave of absence shall be treated as if the Participant has terminated employment with the Company or any such Subsidiary. If a Participant transfers within the Company, or to or from any Subsidiary, such Participant shall not be deemed to have terminated employment as a result of such transfers.

16.11. Governing Law. The Omnibus Stock Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Vermont, without reference to the principles of conflict of laws thereof. Any titles and headings herein are for reference purposes only, and shall in no way limit, define or otherwise affect the meaning, construction or interpretation of any provisions of the Omnibus Stock Plan.

16.12. Effective Date. The Omnibus Stock Plan shall be effective upon its approval by the Board and adoption by the Company, subject to the approval of the Omnibus Stock Plan by the Company's shareholders in accordance with Section 162(m) of the Code and the authorization of the Omnibus Stock Plan by the Vermont Public Service Board ("VPSB"). Any stock issued prior to the approval by the shareholders and/or the authorization by the VPSB shall be contingent upon such approval and authorization.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION CONSOLIDATED
AUDIT COMMITTEE CHARTER

I. Purpose
The Audit Committee (or 'Committee') of the Board of Directors (or 'Board') of Central Vermont Public Service Corporation and its wholly owned subsidiaries (or 'Company') assists the Board in fulfilling its responsibilities in overseeing: (i) the Company's systems of internal controls regarding finance, accounting, legal compliance and ethical behavior; (ii) the Company's auditing, accounting and financial reporting processes generally; (iii) the integrity of the Company's financial statements and other financial information provided by the Company to its stockholders, the public and others; (iv) the Company's compliance with legal and regulatory requirements; (v) the independent auditor's qualifications and independence; and (vi) the performance of the Company's internal auditors and independent auditors. Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company's policies, procedures and practices at all levels. The Committee also provides an open avenue of communication among the independent auditors, the internal auditors, financial and senior management, and the Board.

II. Authority
In performing its oversight responsibilities the Committee shall have authority over Central Vermont Public Service Corporation and its wholly owned subsidiaries.

III. Organization
The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall satisfy the independence, financial literacy and experience requirements as defined by all applicable rules and regulations. At least one member of the Committee shall be a "financial expert" in compliance with criteria established by the Securities and Exchange Commission (SEC) and other relevant regulations.

Committee members shall be elected by the Board at the annual organizational meeting of the Board on the recommendation of the Corporate Governance Committee; members shall serve until their successors shall be duly elected and qualified. The Committee's chairperson shall be designated by the full Board or, if it does not do so, the Committee members shall elect a chairperson by vote of a majority of the full Committee.

No committee member shall simultaneously serve on the audit committees of more than two other public companies

The Committee may form and delegate authority to subcommittees when appropriate.

IV. Meetings
The Committee will meet six times per year, or more frequently as circumstances require. The Committee shall require members of management, the financial department, the internal auditors, the independent auditors and others to attend meetings and to provide pertinent information, as necessary. As part of its job to foster open communications, the Committee shall meet in separate executive sessions at least quarterly with management, the internal auditors and the independent auditors to discuss any matters that the Committee (or any of these groups) believes should be discussed privately. Each regularly scheduled meeting shall include an executive session of the Committee, as needed, and on such terms and conditions as the Committee may elect.

V. Responsibilities and Duties

The Committee shall consult with management but shall not delegate the responsibilities outlined herein. In performing its oversight responsibilities the Committee shall:

With respect to the independent auditors:

1. Have sole authority and responsibility for the selection, evaluation and appointment of the independent auditors, including pre-approval of all audit engagement fees and terms and all non-audit engagements with the independent auditors.

2. Confirm that the independent auditor's lead partner or the lead audit partner responsible for reviewing the audit have not performed audit services for the Company for each of the five previous fiscal years.

3. Review the performance of the independent auditors and present its conclusions to the full board. Remove the independent auditors if circumstances warrant.

4. Oversee the work of the independent auditors for the purpose of preparing or issuing an audit report or related work.

5. Oversee the resolution of disagreements between management and the independent auditors in the event that they arise.

6. Consider whether the independent auditor's performance of permissible non-audit services is compatible with auditor's independence.

7. At least annually, obtain and review a report from the independent auditors describing (i) the independent auditors' internal quality control procedures, (ii) any material issues raised by the most recent internal quality control review, peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues, and (iii) all relationships with the Company.

8. Review all reports required to be submitted by the independent auditors to the Committee under Section 10A of the Securities Exchange Act of 1934.

With respect to financial information and reporting:

1. Review and discuss with management and the independent auditors, the Company's annual audited financial statements and quarterly financial statements (including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations") prior to submission to stockholders, any governmental body, any stock exchange or the public.

2. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, relating to the conduct of the audit.

3. Recommend to the Board, if appropriate, that the annual audited financial statements be included in the Company's annual report on Form 10-K for filing with the SEC.

4. Review with management and the independent auditors financial accounting policies, significant reporting issues and other matters related to the Company's financial statements as required by applicable rules and regulations.

5. Review the quarterly earnings press release with management prior to release.

6. Discuss with management (in general terms) financial information and earnings guidance provided to analysts and rating agencies.

7. Prepare the report required by the SEC to be included in the Company's annual proxy statement and any other Committee reports required by applicable securities laws or stock exchange listing requirements or rules.

With respect to the internal auditors and internal controls:

1. Consider and review with the independent auditors and the internal auditors, the adequacy of the Company's internal control structure and systems, and the procedures designed to ensure compliance with laws and regulations.

2. Review and advise on the performance objectives and the accomplishments of the Internal Auditor, including advice on remuneration. Review with management the selection and succession and career planning for the Internal Audit Director.

3. Periodically review any significant difficulties, disagreements with management, or scope restrictions encountered by the internal auditors in the course of their work.

4. Review with management and the Director of Internal Audit the policy, plans, activities, staffing, and organizational structure of the internal audit function.

5. Review the effectiveness of the internal audit function, including compliance with the Institute of Internal Auditor's Standards for the Professional Practices of Internal Auditing

With respect to other matters:

1. Obtain regular updates from management and company legal counsel regarding compliance matters.

2. Monitor the appropriate standards adopted as a code of conduct for the Company (Corporate Ethics and Conflicts of Interest Policy) and review with management the results of the Company's monitoring compliance with such standards and its compliance policies.

3. Review and approve (i) any change in the Company's code of business conduct and ethics for directors or executive officers, and (ii) any disclosure made on Form 8-K regarding such change. Review and approve (i) any waiver in the Company's code of business conduct and ethics for directors or executive officers, and (ii) any disclosure made on Form 8-K regarding such waiver.

4. Establish procedures for: (i) The receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) The confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

5. Report regularly to the Board.

6. Discuss policies with respect to risk assessment and risk management, including the Company's major financial and accounting risk exposures and the steps management has undertaken to control them.

7. Perform an annual self-assessment relative to the Committee's purpose, duties and responsibilities outlined herein, including an assessment of the adequacy of this Charter.

8. Perform any other activities consistent with this Charter, the Company's By-laws and governing law as the Committee or the Board deems necessary or appropriate.

9. Recommend to the Board guidelines regarding the Company's hiring of employees or former employees of the independent auditors who were engaged on the Company's account.

VI. Resources

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall determine the extent of funding necessary for payment of compensation to the independent auditors for purpose of rendering or issuing the annual audit report and to any independent legal, accounting and other consultants retained to advise the Committee.

Effective: May 2, 2000
Reviewed and Amended: January 7, 2008

DIRECTIONS TO THE CVPS/LEAHY COMMUNITY HEALTH EDUCATION CENTER
(Located on Rutland Regional Medical Center Campus)

From Route 7 (North):
Travel south on US 7, pass through intersection of US 4 East and US 7, and travel 1 mile. At traffic light, turn left onto Allen Street (McDonalds on corner) and travel .6 mile. At The Loop Road (employee entrance) turn right and follow signs posted to parking and entrance.

From Route 7 (South):
Travel north on US 7, pass through intersection of US 4 West and US 7, and travel 1.2 miles. At traffic light, turn right onto Allen Street (McDonalds on corner) and travel .6 mile. At The Loop Road (employee entrance) turn right and follow signs posted to parking and entrance.

From the New York City Area Via New York State Thruway:
New York State Thruway north past exit 24 - Albany, NY. I-87 (Northway) north to exit 20, turn left off exit ramp and travel through town of Queensbury, NY. Turn right onto Route 149 east to Fort Ann, NY. Turn left at intersection of Routes 149 and 4. Travel on Route 4 into Vermont to end of Interstate - intersection of Route 7, turn left onto Route 7 north and follow directions from Route 7 (South) above.

From the Boston Area:
Interstate 93 to just north of Concord, NH. Exit onto Interstate 89 north and follow to exit 1 (US 4/Rutland) in Vermont. Follow US 4 to intersection of Route 7 turn left onto Route 7 south traveling one block to West Street and follow directions From Route 7 (North) above.

Via Interstate 95:
I-95 (Connecticut Turnpike) north to Interstate 91. Travel on I-91 just north of Bellows Falls, VT to exit 6 (Rutland). Follow Route 103 to Route 7 north and follow directions From Route 7 (South) above.



From Route 7 (North)
From Boston Area
Route 7
Route 4
Rutland H.S.
Route 4 Business
Stratton Rd.
North
CVPS / Leahy Community Health Education Center
Allen St.
Rutland Hospital
Stratton Rd.
Route 4
Route 7
From New York City via NY State Thruway
From Route 7 (south)

ANNUAL MEETING OF STOCKHOLDERS OF
CENTRAL VERMONT PUBLIC SERVICE CORPORATION
May 6, 2008

PROXY VOTING INSTRUCTIONS

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com up until 11:59 p.m. Eastern Time the day before the meeting date.

MAIL - Date, sign, and mail your proxy card in the envelope provided as soon as possible.

- OR -

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

- OR -

INTERNET - Access **"www.voteproxy.com"** and follow the on-screen instructions. Have your proxy card available when you access the web page.

COMPANY NUMBER	
ACCOUNT NUMBER	

Electronic Distribution

If you would like to receive the Company's future proxy statements and annual reports electronically, please visit www.amstock.com. Click on Shareholder Account Access to enroll. Please enter your account number and tax identification number to log in, then select Receive Company Mailings via E-mail and provide your e-mail address.

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2, AND 3 AND MAKES NO RECOMMENDATION WITH RESPECT TO ITEM 4.
PLEASE SIGN, DATE, AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS
SHOWN HERE ☒**

1. Election of Directors:

NOMINEES:

[   ] **FOR ALL NOMINEES**   ○ Douglas J. Wacek
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀○ Robert H. Young

[   ] **WITHHOLD AUTHORITY**
⠀⠀⠀**FOR ALL NOMINEES**

[   ] **FOR ALL EXCEPT**
⠀⠀(See instructions below)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please [ ] check the box at right and indicate your new address in the address space above. Please note that changes in the registered name(s) on the account may not be submitted via this method.

2. APPROVAL of Amended 2002 Long-Term Incentive Plan:

[   ] FOR   [   ] AGAINST   [   ] ABSTAIN

3. Ratification of the appointment of Deloitte & Touche LLP as independent registered public accountants for fiscal year ending December 31, 2008.

[   ] FOR   [   ] AGAINST   [   ] ABSTAIN

4. Stockholder Proposal Requesting the Board of Directors Take Steps to Declassify.

[   ] FOR   [   ] AGAINST   [   ] ABSTAIN

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. If any such other business is presented for action at the meeting, it is the intention of the Proxies to vote all such matters in accordance with their best judgment.

This proxy when properly executed will be voted in the manner indicated herein by the undersigned stockholders. If no direction is made, this proxy will be voted FOR Items 1, 2, and 3 and with respect to Item 4, in the same proportion of votes FOR and AGAINST as shares voted by stockholders who have cast a vote or have provided direction.

Signature of Stockholder: _____ Date: _____ Signature of Stockholder: _____ Date: _____

Note: Please sign exactly as your name(s) appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the Annual Meeting, your vote is important. If voting by mail, please mark, date, sign, and return the attached proxy card in the accompanying envelope. NO postage is required if mailed in the United States. You may also vote toll-free over the telephone or through the Internet. You may later revoke your proxy and vote in person.
If you return the proxy card but do not specify a manner of voting, the proxy will be voted "FOR" Item 1, "FOR" Item 2, and "FOR" Item 3 and, with respect to Item 4, in the same proportion of votes "FOR" and "AGAINST" as shares voted by stockholders who have cast a vote or have provided direction.

Internet Delivery of Proxy Material Available

Registered stockholders can elect to receive the Company's future proxy materials, including the annual report, via the Internet. To elect this method of delivery, simply follow the instruction on the reverse side. Stockholders who make this election will be notified by American Stock Transfer & Trust Company via E-mail when the materials are available. You will not be mailed a printed copy of the materials.

Stockholders who do not elect and consent to Internet delivery will continue to be mailed the printed copy of the annual report, proxy statement, and proxy card.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints ROBERT G. CLARKE, WILLIAM R. SAYRE, and WILLIAM J. STENGER as proxies, each with the power to act alone and with full power of substitution, and hereby authorizes them to represent and to vote, as designated on the reverse side, all shares of Common Stock of Central Vermont Public Service Corporation held of record by the undersigned on February 28, 2008 at the Annual Meeting of Stockholders to be held May 6, 2008 and at any and all adjournments thereof. The proxies are authorized to vote in their discretion upon such other business as may properly come before the Meeting and any and all adjournments thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

COMMENTS: